Filed pursuant to Rule 253(g)(2)

File No. 024-12397

OFFERING CIRCULAR

DATED SEPTEMBER 30, 2024

ENVIRO.FARM SYSTEMS INC

Registrant’s principal address: 18 Grant Street, Plymouth, MA 02360

Registrant’s telephone number, including area code: (605) 838-0103

Registrant’s website: http://www.enviro.farm

Enviro.Farm Systems Inc (herein referred to as “we,” “us,” “our,” and the “Company”) is offering up to 25,000,000 shares of common stock (“Shares”). We intend to offer Shares at $1.00 each for gross proceeds of up to $25,000,000. The minimum investment established for each investor is $1,000. The sale of Shares will commence once this offering circular, as amended from time-to-time, is qualified by the Securities and Exchange Commission (“SEC”). For more information on the securities offered hereby, please see the item titled “Securities Being Offered.”

All offering proceeds will be held in a third-party escrow account managed by Enterprise Bank & Trust (“Escrow Agent”). We will conduct separate closings, which closings may be conducted on a rolling basis. Closings will occur promptly after receiving investor funds. The Company intends to conduct closings no less frequently than every 30 days.

Price of Common Stock	Price to Public [1]	Underwriting Discount and Commissions [2]	Proceeds to Issuer [3]	Proceeds to Other Persons
Per Share	$1.00	$0.06	$0.94	$0.00

Total Maximum	$25,000,000	$1,510,000	$23,490,000	$0.00

(1)	There is no minimum offering amount and no provision to escrow or return investor funds if any minimum number of Shares is not sold.

(2)	Entoro Securities, LLC, referred to herein as “Entoro” or the “Broker,” has been engaged by the Company for administrative and compliance related services and as placement agent in connection with this offering. We will pay Entoro a commission equal to 1% of gross offering proceeds during the term of our placement agent agreement with Entoro, except in cases that Entoro has facilitated the sale of Shares, in which case we will pay Entoro a commission equal to 6% of the gross offering proceeds. Please see “Plan of Distribution” for additional information.

(3)	We expect to incur expenses relating to this offering in addition to the fees due to Broker, including, but not limited to, legal, accounting, marketing, travel, transfer agent, technology, and other miscellaneous expenses, which are not included in the foregoing table. See “Use of Proceeds” for more detail.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Our Shares are not now listed on any national securities exchange, quotation system or the Nasdaq stock market and there is no market for our securities. There is no guarantee, and it is unlikely, that an active trading market will develop in our securities and investors should expect to hold the Shares indefinitely.

We qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act (“JOBS Act”).

This offering is being made pursuant to Tier 2 of Regulation A (Regulation A Plus), following the Form 1-A offering circular disclosure format.

This offering is highly speculative, and these securities involve a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. See “Risk Factors” on Page 5.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

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SUMMARY INFORMATION

This summary highlights some of the information in this circular. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should carefully read the entire circular, including the section entitled “Risk Factors” and the exhibits, before making a decision to invest in our securities. Unless otherwise noted or unless the context otherwise requires, the terms “we,” “us,” “our,” and the “Company” refer to Enviro.Farm Systems Inc and its subsidiaries.

The Company

The Company was formed in South Dakota on June 24, 2023 to develop, own, and operate scalable integrated specialty cheese-dairy sites as well as other large farm-to-table systems.

Approximately ten pounds of milk makes one pound of cheese. Currently, cheese processors transport milk containing nine pounds of water from distant dairies every day. The Company plans to produce and process cheese on-farm instead of off-site, avoiding these transportation costs. Typical cheese processors must dispose of nine pounds of whey for every one pound of cheese they produce. Large processing plants sometimes process the excess whey into protein supplements while smaller specialty cheese plants have no profitable or environmentally sound means for disposal of whey, usually wasting it by spraying it onto farm fields. Since the Company will be processing cheese on the farm, it will be able to feed the whey back to the cows providing them with additional protein resulting in increases in the quality of the milk which in turn will improve the quality of cheese. The Company expects to cut costs significantly due to its on-farm model using production practices developed over decades.

Our principal address is located at 18 Grant Street, Plymouth, MA 02360, and our telephone number is (605) 838-0103.

Management

William Tooley is currently the Company’s sole officer and director. The board of directors is elected by the Company’s shareholders annually and the Company’s officers are appointed by the Company’s directors.

Capitalization

Prior to this offering, the Company had the following securities issued and outstanding:

125,000,000 Shares

$436,500 in Promissory Notes

$436,500 Options exercisable at 50% of the offering price in this offering ($0.50)

Following this offering authorizing the issuance of 25,000,000 Shares, assuming all offered Shares are issued, the Company will have the following securities issued and outstanding, assuming no additional securities are issued and no Warrants are exercised:

150,000,000 Shares

$436,500 in Promissory Notes

$436,500 Options exercisable at 50% of the offering price in this offering (up to 873,000 Shares)

The Company has issued sixteen promissory notes to investors, totaling approximately $436,500.00. The notes accrue interest at a rate of 1% per month and have no set maturity date, but rather, will be paid when the Company determines that there are sufficient funds to repay the notes. The duration of lending will be kept as brief as possible. After the loans are repaid, the lenders will be given the opportunity to purchase Shares of the Company up to the principal amount of their original loan at a 50% discount from the price at which the stock is first offered pursuant to this offering. See Exhibit 6.3 for the form of the promissory note. All the notes have the same terms.

Use of Proceeds

In general, the Company will use net proceeds from the offering primarily to acquire and develop a dairy farm and onsite specialty cheese processing plant. See “Use of Proceeds” for more detail.

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Reporting

We are not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because we are not registering our securities under the Securities Act of 1933, as amended (the “Securities Act”). Rather, we will be subject to the more limited reporting requirements under Tier 2 of Regulation A, including the obligation to electronically file:

●	annual reports (including disclosure relating to our business operations for the preceding three fiscal years, or, if in existence for less than three years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements);
●	semiannual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A); and
●	current reports for certain material events.

At any time after completing reporting for the fiscal year in which our offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, we may immediately suspend our ongoing reporting obligations under Regulation A.

If and when we become subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”), we intend to qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), which will entitle us to take advantage of certain reduced reporting requirements and relieve us certain other significant requirements that are otherwise generally applicable to public companies.

The Offering

This offering circular relates to the sale of up to 25,000,000 Shares. Shares will be offered at a price of $1.00 each, for gross proceeds of up to $25,000,000, assuming all Shares are sold. There is no minimum offering amount and no provision to escrow or return investor funds if any minimum number of Shares is not sold. The minimum investment amount established for each investor is $1,000. All funds raised by the Company from this offering will be immediately available for the Company’s use.

This offering will commence upon qualification by the SEC and will terminate at the earlier to occur of: (i) all Shares offered hereby are sold, (ii) three years from the date this offering circular is qualified with the SEC, or (iii) such earlier time as terminated by the Company.

Shares are being offered on a “best efforts” basis. We have engaged Entoro Securities, LLC to act as the Broker of record and placement agent in connection with this offering. We have also licensed technology from Entoro that will be integrated with our investor website so that investors can subscribe for Shares via such website.

In order to subscribe to purchase the interests, a prospective investor must go to our website, [http:www.enviro.farm], and complete a subscription agreement and send payment by wire transfer, ACH, or credit card. Investors must answer certain questions to determine compliance with the investment limitation set forth in Regulation A Rule 251(d)(2)(i)(C) under the Securities Act, which states that in offerings such as this one, where the securities will not be listed on a registered national securities exchange upon qualification, the aggregate purchase price to be paid by an investor who is a natural person for the securities cannot exceed 10% of the greater of the investor’s annual income or net worth, unless the purchaser is an accredited investor. In the case of an investor who is not a natural person, revenues or net assets for the investor’s most recently completed fiscal year are used instead.

All offering proceeds will be held in a third-party escrow account managed by Enterprise Bank & Trust as Escrow Agent. We will conduct separate closings, which closings may be conducted on a rolling basis. Closings will occur promptly after receiving investor funds. The Company intends to conduct closings no less frequently than every 30 days.

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ABOUT THIS CIRCULAR

We have prepared this offering circular to be filed with the SEC for our offering of securities. The offering circular includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular.

You should rely only on the information contained in this offering circular and its exhibits. We have not authorized any person to provide you with any information different from that contained in this offering circular. The information contained in this offering circular is complete and accurate only as of the date of this offering circular, regardless of the time of delivery of this offering circular or sale of our shares. This offering circular contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto. All documents relating to this offering and related documents and agreements, if readily available to us, will be made available to a prospective investor or its representatives upon request.

INDUSTRY AND MARKET DATA

The industry and market data used throughout this offering circular have been obtained from our own research, surveys or studies conducted by third parties and industry or general publications. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. We believe that each of these studies and publications is reliable. We have not engaged any person or entity to provide us with industry or market data.

TAX CONSIDERATIONS

No information contained herein, nor in any prior, contemporaneous, or subsequent communication should be construed by a prospective investor as legal or tax advice. We are not providing any tax advice as to the acquisition, holding or disposition of the securities offered herein. In making an investment decision, investors are strongly encouraged to consult their own tax advisor to determine the U.S. Federal, state and any applicable foreign tax consequences relating to their investment in our securities. This written communication is not intended to be “written advice,” as defined in Circular 230 published by the U.S. Treasury Department.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. Investors should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to purchase our common stock. Our business, financial condition or results of operations could be materially adversely affected by these risks if any of them actually occur. Some of these factors have affected our financial condition and operating results in the past or are currently affecting us. This offering circular also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this offering circular. In addition to the other information provided in this offering circular, you should carefully consider the following risk factors in evaluating our business before purchasing any of our common stock. Material risks identified by the Company are discussed in this section; however, discussion may not include all risks applicable to an investment in Shares to the extent such risks have not been contemplated by the Company.

Risks Related to this Offering and our Shares

There is no current market for any securities of the Company.

You should be prepared to hold this investment indefinitely. There is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Investors should assume that they may not be able to liquidate their investment or be able to pledge their Shares as collateral.

Using a credit card to purchase Shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may at some point have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach 25% or over in some states) add to the effective purchase price of the securities you buy. See “Plan of Distribution and Selling Shareholders.” The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g., minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

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The SEC’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

We do not anticipate paying any cash dividends.

We presently do not anticipate that we will pay any dividends on any of our common stock in the foreseeable future. The payment of dividends, if any, would be contingent upon our revenues and earnings, if any, capital requirements, and general financial condition. The payment of any dividends will be within the discretion of our Board of Directors. We presently intend to retain all earnings to implement our business plan; accordingly, we do not anticipate the declaration of any dividends in the foreseeable future.

We may need additional capital, and the sale of additional shares or other equity securities will result in additional dilution to our stockholders.

We may require additional capital for the development of our products and additional processing farm sites and may require additional cash resources due to changed business conditions or other future developments. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities will result in additional dilution to our stockholders. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our principal stockholder and sole director and officer owns a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

William Tooley beneficially owns a majority of our Shares (100% now and 83.33% assuming all offered Shares are sold) and he is currently the sole director and officer of the Company. Accordingly, he has a significant influence over our affairs due to his substantial ownership coupled with his positions in management. He will be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This concentration of ownership may prevent or discourage unsolicited acquisition proposals or offers for our common stock that some of our stockholders may believe is in their best interest.

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Because our management will have broad discretion and flexibility in how the net proceeds from this offering are used, we may use the net proceeds in ways in which you disagree.

The intended use of proceeds from this offering is more particularly described in the Section titled “Use of Proceeds,” however, such description is not binding, and the actual use of proceeds may differ from the description contained therein. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the net proceeds are being used appropriately. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for us. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flow.

The offering price of our Shares from the Company has been arbitrarily determined.

Our management has determined the offering price for the Shares offered by the Company. The price of the Shares we are offering was arbitrarily determined based upon the illiquidity and volatility of our common stock, our current financial condition, and the prospects for our future cash flows and earnings, and market and economic conditions at the time of the offering. The offering price for the Shares sold in this offering may be more or less than the fair market value for our securities.

The best-efforts structure of this offering may yield insufficient gross proceeds to fully execute our business plan.

Shares are being offered on a best-efforts basis. We are not required to sell any specific number or dollar amount of Shares but will use our best efforts to sell the Shares offered by us. As a “best effort” offering, there can be no assurance that the offering contemplated by this offering circular will result in any proceeds being made available to us.

We may not register or qualify our securities with any state agency pursuant to blue sky regulations.

The holders of our securities and persons who desire to purchase them in the future should be aware that there may be significant state law restrictions upon the ability of investors to resell our shares. We currently do not intend to and may not be able to qualify securities for resale in states which require shares to be qualified before they can be resold by our shareholders.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The offering price of our Shares of $1.00 per Share is substantially higher than the price paid for 125,000,000 Shares by our founder, which was $0.00001 per share. Therefore, if you purchase Shares in this offering, you will incur immediate dilution in the net tangible book value per Share from the price you paid. In addition, the board of directors may at some time in the future designate preferred stock which could have voting rights different from the common stock

We have established preferred stock which can be designated by the Company’s board of directors without shareholder approval.

The Company has 50,000,000 shares of preferred stock authorized. The shares of preferred stock of the Company may be issued from time to time in one or more series, each of which shall have a distinctive designation or title as shall be determined by the board of directors of the Company prior to the issuance of any shares thereof. The preferred stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as adopted by the board of directors. Because the board of directors is able to designate the powers and preferences of the preferred stock without the vote of a majority of the Company’s shareholders, shareholders of the Company will have no control over what designations and preferences the Company’s preferred stock will have. The issuance of shares of preferred stock or the rights associated therewith could cause substantial dilution to our existing shareholders. Additionally, the dilutive effect of any preferred stock which we may issue may be exacerbated given the fact that such preferred stock may have voting rights and/or other rights or preferences which could provide the preferred shareholders with substantial voting control over us and/or give those holders the power to prevent or cause a change in control, even if that change in control might benefit our shareholders. As a result, the issuance of shares of preferred stock may cause the value of our securities to decrease.

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Compliance with Regulation A and reporting to the SEC could be costly.

Compliance with Regulation A could be costly and requires legal and accounting expertise. After qualifying this Form 1-A, we will be required to file an annual report on Form 1-K, a semiannual report on Form 1-SA, and current reports on Form 1-U.

Our legal and financial staff may need to be increased in order to comply with Regulation A. Compliance with Regulation A will also require greater expenditures on outside counsel, outside auditors, and financial printers in order to remain in compliance. Failure to remain in compliance with Regulation A may subject us to sanctions, penalties, and reputational damage and would adversely affect our results of operations.

We will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. Therefore, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our investors could receive less information than they might expect to receive from exchange traded public companies.

We will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year. Therefore, our investors could receive less information than they might expect to receive from exchange traded public companies.

We are relying on the exemption for insignificant participation by benefit plan investors under ERISA.

The Plan Assets Regulation of the Employee Retirement Income Security Act of 1974 (“ERISA”) provides that the assets of an entity will not be deemed to be the assets of a benefits plan if equity participation in the entity by benefit plan investors, including benefit plans, is not significant. The Plan Assets Regulation provides that equity participation in the entity by benefit plan investors is “significant” if, at any time, 25% or more of the value of any class of equity interest is held by benefit plan investors. Because we are relying on this exemption, we will not accept investments from benefit plan investments of 25% or more of the value of any class of equity interest. If repurchases of shares reach 25%, we may repurchase shares of benefit plan investors without their consent until we are under such 25% limit. See the section of this offering circular captioned “ERISA Considerations” for additional information regarding the Plan Assets Regulation.

The purchase of Shares is not a diversified investment.

An investment in the Company is not a diversified investment. The poor performance of our dairies or the industry in general would adversely affect the profitability of the Company.

Shares are expected to be offered under a private offering exemption, and if it were later determined that such exemption was not available, purchasers would be entitled to rescind their purchase agreements.

Shares are being offered to prospective investors pursuant to Regulation A under the Securities Act. Unless the sale of Shares should qualify for such exemption, the investors might have the right to rescind their purchase of Shares. Since compliance with these exemptions is highly technical, it is possible that if an investor were to seek rescission, such investor could succeed. A similar situation prevails under state law in those states where Shares may be offered without registration. If a number of investors were to be successful in seeking rescission, the Company would face severe financial demands that could adversely affect the Company and, thus, the non-rescinding investors. Inasmuch as the basis for relying on exemptions is factual, depending on the Company’s conduct and the conduct of persons contacting prospective investors and making the Offering, the Company will not receive a legal opinion to the effect that this offering is exempt from registration under any federal or state law. Instead, the Company will rely on the operative facts as documented as the Company’s basis for such exemptions.

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We may experience investment delays.

There may be a delay between the time an investor’s subscription is accepted by the Company and the time the proceeds of this offering are deployed. During these periods, the Company may invest these proceeds in short-term certificates of deposit, money-market funds, or other liquid assets with FDIC-insured and/or NCUA-insured banking institutions, which will not yield a return as high as if deployed towards real estate.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these Agreements.

Investors in this offering will be bound by the Subscription Agreement, which includes a provision under which investors waive the right to a jury trial of any claim, other than claims arising under federal securities laws, that they may have against the Company arising out of or relating to these agreements. By signing the Subscription Agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel.

If you bring a claim against the Company in connection with matters arising under the Subscription Agreement, other than claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

If we are required to register any Shares under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on the Company.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not “accredited investors.” To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g5-1(a)(7) under the Exchange Act (the “Reg. A+ Exemption”), which exemption generally requires that the issuer (i) be current in its Form 1-K, 1-SA and 1-U filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have a public float of less than $75 million as of the last business day of its most recently completed semi-annual period or, in the event the result of such public float calculation is zero, have annual revenues of less than $50 million as of its most recently completed fiscal year. If the number of record holders of any Series of Interests exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. A+ Exemption, we would be required to register such Series with the Commission under the Exchange Act. If we are required to register any Series of Interests under the Exchange Act, it would result in significant expense and reporting requirements that would place a financial burden on the Company and a time burden on our management.

Our management team has limited experience managing a publicly reporting company.

Our sole officer and director has no experience managing a publicly reporting company, interacting with public investors, and complying with the increasingly complex laws pertaining to Regulation A reporting companies. Our management team may not successfully or efficiently manage our transition to being a publicly reporting company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, financial condition, and results of operations.

Risks Related to our Business

Since we have no operating history, it is difficult for potential investors to evaluate our business.

Our lack of operating history may hinder our ability to successfully meet our objectives and make it difficult for potential investors to evaluate our business or prospective operations. As a start-up company, we are subject to all the risks inherent in the financing, expenditures, operations, complications and delays inherent in a new business. Accordingly, our business and success face risks from uncertainties faced by developing companies in a competitive environment. There can be no assurance that our efforts will be successful or that we will ultimately be able to attain profitability.

We may not be able to raise capital when needed, if at all, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts and could cause our business to fail.

We expect to need additional funding in the future to pursue additional product development and launch and commercialize our products. There are no assurances that future funding will be available on favorable terms or at all. If additional funding is not obtained, we may need to reduce, defer, or cancel additional product development or overhead expenditures to the extent necessary. The failure to fund our operating and capital requirements could have a material adverse effect on our business, financial condition, and results of operations.

If we are unable to raise capital when needed or on attractive terms, we could be forced to delay future expansion efforts. Any of these events could significantly harm our business, financial condition, and prospects.

We are reliant on the efforts of William Tooley.

William Tooley is our sole officer and director, and the loss of Mr. Tooley or inability to hire other key personnel could harm our business. We believe our success has depended, and continues to depend, on the efforts and talents of Mr. Tooley, whose expertise could not be easily replaced if we were to lose his services. In addition, Mr. Tooley is the sole owner of the entity from which we license technology and purchase our machines, the loss of which would have material negative impact on our business.

Market and price risks pose significant challenges for cheese dairy farms, impacting their economic viability and sustainability.

Fluctuations in market demand for dairy products, driven by changing consumer preferences and external factors, can lead to uncertainty in sales and revenue. Additionally, the volatility in milk and cheese prices exposes farmers to financial unpredictability, affecting their profitability and ability to cover production costs. Factors such as global economic conditions, geopolitical events, and trade policies can contribute to sudden shifts in market dynamics, influencing the value of dairy products. To navigate these risks, we must employ strategic planning, diversify our specialty cheese offerings, and establish strong relationships with buyers and distributors. Continuous monitoring of market trends, participation in risk management programs, and the development of flexible pricing strategies are essential for us to mitigate the impact of market and price risks, ensuring the long-term success of our cheese dairy operations.

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Cheese dairy farming is inherently tied to the dynamic landscape of consumer preferences, and the risk of rapid changes in these preferences can significantly impact the industry.

Consumer tastes and preferences for cheese varieties, production methods, and even sourcing practices can evolve due to factors such as health trends, cultural shifts, or marketing influences. For example, an increased demand for certain types of artisanal or specialty cheeses may emerge, prompting us to adapt their production processes or diversify our product lines. Failure to adapt to changing preferences could result in decreased revenue and possibly a total failure of the business. Risk lies in the potential for a sudden decline in demand for a particular type of cheese or an unexpected surge in interest in a new variety, catching us off guard. This volatility can lead to surplus inventory, price fluctuations, and challenges in meeting consumer expectations. To mitigate this risk, cheese dairy farms must stay attuned to market trends, invest in research and development, and maintain flexibility in their production processes. Failing to engage with consumers through feedback mechanisms and market research could lead to a slow response to changing preferences, thereby causing us to lose a competitive edge in the industry.

Weather and climate risks present significant challenges to our operations, as they directly impact various aspects of the production process.

Unpredictable weather patterns, such as extreme temperatures, droughts, floods, or storms, can affect the quality and quantity of forage and feed crops essential for dairy cattle nutrition. Heat stress on dairy cattle during periods of high temperatures can lead to reduced milk production and compromised animal health. Additionally, adverse weather conditions can disrupt the transportation of feed, affecting the availability and affordability of essential resources for the farm. Climate change introduces long-term uncertainties, including shifts in precipitation patterns, altered growing seasons, and increased frequency of extreme weather events. These changes pose a threat to the stability and resilience of cheese dairy farming systems. If we fail to adapt management practices, or fail to invest in climate-resilient infrastructure, and implement strategies to mitigate the impact of weather-related challenges, our revenues could be harmed.

Disease and health risks are paramount concerns in the realm of cheese dairy farming, as the well-being of dairy cattle directly correlates with milk quality and production.

Outbreaks of contagious diseases among the herd pose a significant threat, potentially leading to a decline in milk yield, compromised product quality, and financial losses. Maintaining a robust health management program is essential to prevent and control diseases through vaccination, regular veterinary check-ups, and biosecurity measures. Moreover, the risk of antibiotic residues in milk represents a crucial aspect of health management. Inappropriate use of antibiotics or failure to adhere to withdrawal periods can result in contaminated milk, which not only jeopardizes the health of consumers but also undermines the reputation of the dairy farm. Strict adherence to proper treatment protocols, monitoring of milk quality, and effective record-keeping are vital components of mitigating this risk. If we fail to prioritize animal welfare, invest in preventive healthcare measures, and stay informed about emerging diseases our herd could suffer illness and losses due to death. Quick and decisive action in response to potential outbreaks is critical to safeguarding the overall health of the herd and, by extension, the success and reputation of our cheese dairy farm.

Feed and nutrition risks are pivotal considerations in cheese dairy farming, as the health and productivity of dairy cattle hinge on a well-balanced and nutritious diet.

The availability, quality, and cost of feed are central factors that directly impact milk production and overall farm profitability. One significant risk is the fluctuation in the supply and cost of feed ingredients, including grains, forages, and supplements. Variability in weather conditions can affect crop yields, leading to potential shortages and increased feed prices. Climate-related events such as droughts or floods may further exacerbate these challenges, impacting the overall nutritional content of the feed. Ensuring optimal nutrition for dairy cattle is critical for maintaining milk quality and quantity. Inadequate nutrition can lead to reduced milk production, compromised animal health, and increased susceptibility to diseases.

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Regulatory and compliance risks play a significant role in the operation of cheese dairy farms, as adherence to various laws, standards, and regulations is crucial for ensuring the safety and quality of dairy products.

Failure to comply with these requirements can lead to legal consequences, financial penalties, and damage to the reputation of the dairy farm. Several key regulatory and compliance risks are associated with cheese dairy farming:

Food Safety Standards: Cheese dairy farms must comply with strict food safety standards and regulations to ensure the production of safe and hygienic dairy products. Failure to meet these standards can result in product recalls, legal actions, and loss of consumer trust.

Environmental Regulations: Farms need to adhere to environmental regulations governing waste management, water usage, and land conservation. Failure to comply with these regulations can lead to fines, legal actions, and negative environmental impacts.

Animal Welfare Standards: Compliance with animal welfare regulations is essential to ensure the humane treatment of dairy cattle. Violations of these standards can result in legal consequences, public outcry, and damage to the farm’s reputation.

Labeling and Packaging Requirements: Proper labeling and packaging of dairy products are essential to meet consumer expectations and regulatory standards. Misleading or inaccurate labeling can lead to legal consequences and loss of consumer trust.

Milk Quality Standards: Meeting established standards for milk quality is crucial for the production of high-quality cheese. Failure to comply with these standards can result in rejected shipments, financial losses, and reputational damage.

Zoning and Land Use Regulations: Farms must adhere to local zoning and land use regulations, which may impact the expansion or modification of the farm. Non-compliance with these regulations can lead to legal challenges and operational restrictions.

Failing to engage with regulatory agencies, participating in industry associations, and seeking legal counsel when necessary could lead to violations of the above-described regulatory requirements and could be detrimental to our operations.

Labor risks are a significant consideration in the realm of cheese dairy farming, impacting the overall efficiency, productivity, and well-being of the farm.

Several key labor-related challenges are associated with this type of agricultural operation:

Skilled Labor Availability: Cheese dairy farms require skilled and knowledgeable labor for various tasks, including animal care, milking, and cheese production. The availability of skilled labor can be a challenge, especially in regions where there is competition for agricultural workers.

Labor Costs: Rising labor costs, influenced by factors such as minimum wage increases and changes in labor regulations, can impact the overall operational expenses of cheese dairy farms. Managing labor costs while ensuring fair compensation for workers is a delicate balance.

Employee Turnover: High turnover rates can disrupt farm operations, leading to training challenges and impacting the consistency of work quality. Retaining experienced and skilled employees is crucial for maintaining a smooth and efficient dairy farming operation.

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Workforce Management: Effectively managing a diverse workforce with varying skill sets and responsibilities poses challenges. Farms need to ensure proper training, communication, and coordination among team members for seamless daily operations.

Workplace Safety: Dairy farming involves tasks that can be physically demanding and may pose safety risks. Implementing and enforcing safety protocols are essential to protect the well-being of farm workers and reduce the risk of accidents.

Seasonal Labor Requirements: Certain tasks on a cheese dairy farm, such as planting and harvesting feed crops or managing calving seasons, may require additional labor during specific times of the year. Managing seasonal fluctuations in labor needs is essential for efficient farm operations.

Compliance with Labor Laws: Staying compliant with labor laws and regulations, including those related to working hours, overtime pay, and employee benefits, is crucial. Non-compliance can result in legal consequences and financial penalties.

Financial risks are inherent in cheese dairy farming and can significantly impact the economic viability and sustainability of the operation.

Fluctuations in the prices of milk and dairy products can directly impact the revenue generated by cheese dairy farms. Market volatility is influenced by factors such as supply and demand dynamics, global economic conditions, and trade policies. The costs associated with inputs such as feed, veterinary care, and equipment can vary due to factors like weather conditions, market trends, and geopolitical events. Unpredictable input costs can affect the overall profitability of the dairy farm. Additionally, changes in interest rates can impact the cost of borrowing for operational expenses or expansion projects. Rising interest rates can increase the financial burden on farms with existing loans or those seeking financing for improvements. The availability of credit and financing is crucial for ongoing operations and capital investments in cheese dairy farming. Limited access to credit can constrain a farm’s ability to manage cash flow, expand, or navigate unexpected financial challenges. Moreover, inadequate or insufficient insurance coverage can leave a dairy farm vulnerable to financial losses resulting from events such as natural disasters, disease outbreaks, or accidents. Also, during economic downturns or recessions, consumer spending on dairy products may decrease, affecting market demand and prices. We may face reduced income and increased financial stress during these periods.

Cheese dairy farming, like any agricultural activity, carries certain environmental risks that can impact ecosystems, natural resources, and overall sustainability.

Some key environmental risks associated with cheese dairy farming include:

Water Usage and Quality: Dairy farming requires significant water resources for livestock hydration, cleaning facilities, and crop irrigation. Overuse or contamination of water sources can lead to environmental degradation, affecting aquatic ecosystems and water quality.

Manure Management: Improper handling and disposal of manure can result in nutrient runoff, contaminating nearby water bodies and contributing to nutrient imbalances in the soil. Effective manure management practices, such as proper storage, application, and utilization as fertilizer, are crucial to minimize environmental impact.

Soil Erosion and Degradation: Intensive grazing and farming practices can contribute to soil erosion and degradation. This can lead to the loss of topsoil, reduction in soil fertility, and increased sedimentation in water bodies.

Greenhouse Gas Emissions: Livestock, including dairy cattle, produce methane, a potent greenhouse gas. While dairy farms contribute to emissions, sustainable practices such as manure management, efficient feeding, and reforestation efforts can help mitigate their environmental footprint.

Land Use Change: Expansion of dairy farming operations may lead to deforestation or conversion of natural habitats into agricultural land. This can result in loss of biodiversity, disruption of ecosystems, and a reduction in carbon sequestration capacity.

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Chemical Inputs: The use of agrochemicals, such as fertilizers and pesticides, can contribute to soil and water pollution if not managed properly. Implementing sustainable and organic farming practices can help minimize the environmental impact of chemical inputs.

Energy Consumption: Dairy farms require energy for various operations, including milking, cooling, and processing. The use of non-renewable energy sources contributes to carbon emissions. Implementing energy-efficient technologies and transitioning to renewable energy sources can help mitigate this risk.

Climate Change Impact: Climate change poses a long-term environmental risk, with potential impacts on temperature, precipitation patterns, and the frequency of extreme weather events. Dairy farms need to adapt to changing climate conditions and implement resilient practices.

Market access and distribution risks are critical considerations for cheese dairy farming, influencing the reach and success of our products in the marketplace.

Our ability to efficiently connect with consumers and distributors can be impacted by several factors. Dependence on a limited number of buyers or distributors exposes farms to the risk of market concentration, where changes in the preferences or decisions of a few key players can significantly affect sales and profitability. Moreover, challenges in the distribution chain, including transportation and logistics issues, can lead to delays and disruptions in getting dairy products to market. Changes in market access or trade policies, whether domestically or internationally, may also pose risks by altering the competitive landscape or imposing regulatory constraints. We must diversify our distribution channels, establish strong and diversified relationships with buyers, and stay informed about market trends and regulatory developments. Failure to do so could harm our operations and profitability.

Technology and equipment risks in dairy cheese farming highlight the potential challenges associated with the adoption and reliance on advanced tools and machinery.

While technological innovations offer opportunities to enhance efficiency, improve production processes, and increase yields, they also introduce specific risks that we must navigate. Dependance on complex machinery and automation systems creates vulnerabilities, as equipment breakdowns or malfunctions can disrupt operations, leading to production delays and financial losses. Additionally, the rapid pace of technological evolution may render existing equipment obsolete, requiring substantial investments in upgrades or replacements. Furthermore, the integration of technology necessitates a skilled workforce, and the lack of trained personnel can pose operational challenges. Cybersecurity risks are also a concern, as modern farms increasingly rely on data-driven technologies that may be susceptible to breaches.

We face the challenge of emerging risks that stem from various factors, including technological advancements, evolving consumer preferences, and global changes.

The rapid pace of technological innovation introduces both opportunities and risks for dairy farms. Automation in milking and data-driven farm management systems can enhance efficiency, but the adoption of new technologies also requires significant investment and adjustment. Additionally, shifting consumer preferences, influenced by health trends or ethical considerations, pose a risk as they can impact demand for specific types of cheese or production methods. Emerging diseases and zoonotic threats also pose risks, necessitating robust biosecurity measures to protect the health of dairy cattle and ensure the safety of dairy products. Global events such as pandemics, economic crises, or geopolitical shifts can introduce uncertainties affecting market dynamics and trade relationships.

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In addition to operating cheese dairy farms, the Company will be processing specialty cheeses onsite. Quality control is of paramount importance in cheese processing to ensure the consistent production of safe, flavorful, and high-quality products.

One significant challenge in this process is the inherent variability in raw materials, primarily milk, which can impact the composition and characteristics of the final cheese. Fluctuations in milk quality, attributed to factors such as the diet of dairy cattle, seasonal variations, and regional differences, pose a risk to uniform product quality. Uniquely, our Company will be processing our cheese using the milk we produce. However, there are still risks that the quality of milk we produce may not be high quality due to farming issues. Stringent quality control measures are essential at every stage of cheese processing, from milk collection to the final packaging. These measures involve rigorous testing for factors like moisture content, fat levels, pH, and microbial activity. Any deviation from established quality parameters can lead to rejected batches, production delays, and potential damage to the reputation of the cheese processor. To address these challenges, we must invest in expensive advanced testing technologies, robust sanitation practices, and comprehensive training programs for personnel involved in quality control. A failure in any of these areas could result in a low-quality product that we may not be able to sell, or sell at a profitable price.

Microbial contamination is a critical concern in cheese processing, posing potential risks to product safety and quality.

Throughout the various stages of cheese production, from milk collection to the aging process, the environment provides ample opportunities for the introduction of harmful microorganisms. Bacteria, yeasts, and molds can affect the flavor, texture, and safety of cheese.

Raw Milk Contamination: The initial stage of cheese processing involves raw milk, which may carry bacteria such as Salmonella, Escherichia coli (E. coli), or Listeria. Effective pasteurization is crucial to eliminate pathogenic bacteria, ensuring the safety of the final product.

Cultures and Starters: Beneficial cultures and starters are often introduced to milk to initiate fermentation and influence the flavor profile of the cheese. However, unintended microbial contaminants may compromise the intended microbial composition, affecting the taste and texture of the cheese.

Cross-Contamination: During processing, the equipment, surfaces, and the environment can become sources of cross-contamination. Inadequate sanitation practices may lead to the transfer of undesirable microorganisms from one batch to another.

Aging Environments: Cheese aging, an essential step in the production of certain varieties, provides an environment conducive to the growth of specific molds and bacteria that contribute to the unique characteristics of the cheese. However, the risk of undesirable microbial contamination is inherent during this period.

Effective control measures are employed to mitigate microbial contamination risks in cheese processing:

Good Manufacturing Practices (GMP): Strict adherence to GMP ensures sanitary conditions throughout the production facility, minimizing the risk of contamination.

Hazard Analysis and Critical Control Points (HACCP): Implementing HACCP systems allows for the identification and control of critical points in the production process, reducing the risk of microbial hazards.

Proper Sanitation: Thorough and regular cleaning of equipment, utensils, and production areas is crucial to prevent the growth and spread of harmful microorganisms.

Microbial Testing: Routine microbial testing of raw materials, intermediate products, and finished cheeses helps identify and address potential contamination issues before they escalate.

Temperature and Humidity Control: Maintaining specific environmental conditions during processing and aging inhibits the growth of undesirable microorganisms.

Failure by us to integrate these measures may lead to microbial contamination, which could lead to the required destruction of the product, costly recalls, and damage to our brand.

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Equipment breakdowns pose significant challenges in cheese processing, potentially leading to production disruptions, increased downtime, and financial losses.

The machinery used in cheese processing facilities, such as pasteurizers, curd cutters, presses, and packaging equipment, undergoes rigorous use and must function seamlessly to maintain operational efficiency. Regular equipment maintenance is essential to prevent breakdowns and ensure the longevity of processing machinery. Scheduled inspections, lubrication, and replacement of worn parts contribute to the proactive management of equipment health. However, despite meticulous maintenance efforts, unexpected breakdowns can occur, impacting production schedules and causing delays.

A robust maintenance strategy involves a combination of preventive and predictive measures. Preventive maintenance addresses routine tasks to keep equipment in optimal condition, while predictive maintenance relies on monitoring technologies to detect potential issues before they escalate. In the event of a breakdown, swift and efficient repairs are crucial to minimizing downtime, but can also be costly. Failure to maintain an inventory of critical spare parts, and have access to skilled technicians who can swiftly address and rectify equipment failures may lead to delays in production and loss of revenue. Investing in state-of-the-art equipment with built-in diagnostic features and automation capabilities can enhance the efficiency of maintenance efforts but at a cost. Typically this equipment is more expensive to maintain and replace and requires regular training for personnel on equipment operation and maintenance procedures are essential to ensure that staff can identify early signs of issues and respond appropriately.

Allergen management is a critical aspect of cheese production to ensure the safety of consumers with food allergies.

Common allergens in cheese production include milk proteins, specifically casein and whey. Managing allergens effectively involves implementing rigorous protocols throughout the production process. Careful selection and verification of raw materials, especially milk and any additional ingredients, are crucial. Suppliers must provide accurate allergen information, and periodic audits may be conducted to verify the integrity of the supply chain. Establishing clear separation between allergen-containing and allergen-free production areas is essential. Dedicated equipment, utensils, and storage facilities help prevent cross-contact, minimizing the risk of allergen contamination. Rigorous cleaning procedures are implemented to eliminate allergen residues from equipment and surfaces between different production runs. Using validated cleaning agents and methods ensures the effective removal of allergenic proteins. Careful scheduling of production runs can help prevent cross-contact. Producing batches with allergens last in the schedule reduces the risk of unintentional contamination in subsequent allergen-free batches. Thorough training of staff on allergen management practices is essential. Employees should be educated on the importance of preventing cross-contact, proper cleaning procedures, and the significance of accurate labeling. Regular testing of finished products and production surfaces for allergen residues is an important verification step. This helps ensure that the implemented allergen management protocols are effective in preventing contamination. Transparent and accurate labeling is crucial for informing consumers about potential allergens in the product. Clear allergen statements on packaging help individuals with allergies make informed choices. Establishing robust traceability systems allows for swift identification and isolation of products in the event of a recall. Efficient recall procedures are crucial to minimize the impact on consumers and the reputation of the cheese producer. Staying compliant with food safety regulations and labeling requirements related to allergens is fundamental. Regular updates on regulatory changes and continuous monitoring of industry standards are essential components of allergen management.

In addition to selling specialty cheeses, we intend to sell fertilizer produced as a byproduct of our operations, which presents certain risks.

The sale of cow fertilizer involves certain risks that should be carefully managed to ensure both environmental sustainability and business success. Some key risks associated with the sale of cow fertilizer include the following:

Nutrient Imbalance and Overuse: Cow manure, while rich in nutrients, can vary in composition. Improper application without adequate testing and monitoring may lead to nutrient imbalances in the soil. Overuse of fertilizer can contribute to environmental issues such as nutrient runoff, groundwater contamination, and soil degradation. The Company could be subject to complaints from customers who improperly or overuse the product.

Environmental Regulations: The sale of cow fertilizer is subject to environmental regulations governing the use of organic and inorganic nutrients. Non-compliance with these regulations can result in legal consequences, fines, and damage to the reputation of the fertilizer supplier.

Pathogen Contamination: Cow manure may contain pathogens such as E. coli or Salmonella, which pose risks to human health. If not properly treated or processed, these pathogens can persist in the fertilizer, potentially causing contamination of crops and posing health risks to consumers.

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Odor and Aesthetic Concerns: The storage, handling, and application of cow fertilizer can generate unpleasant odors. Odor concerns may lead to complaints from nearby residents, affecting community relations and potentially triggering regulatory actions.

Logistical Challenges: The transportation and storage of cow fertilizer requires proper infrastructure and adherence to safety regulations. Improper handling can lead to spills, accidents, and logistical challenges, impacting both the safety of workers and the efficiency of operations.

Market Demand and Price Volatility: The market for cow fertilizer may be influenced by factors such as shifts in agricultural practices, changes in consumer preferences for organic products, and global economic conditions. Fluctuations in market demand and price volatility can have an impact on the profitability of the fertilizer business.

Competition and Brand Perception: The fertilizer market is competitive. The Company may face fierce competition and may have trouble competing in the market since the product is not the Company’s main focus. In addition, maintaining a positive brand perception is crucial. Negative publicity related to environmental incidents, product safety issues, or regulatory violations can harm the reputation of the fertilizer supplier and affect market share.

Technological Advances: Advances in technology, including the development of synthetic fertilizers or alternative organic fertilizers, may impact the demand for cow fertilizer. Staying abreast of technological trends and continuously innovating products may be necessary to remain competitive.

We may resale some of our Jersey milk cows. The sale of milk cows involves various risks that farmers and sellers must navigate to ensure a successful and ethical transaction.

The health of milk cows is paramount, and there is a risk of selling animals that may have undetected health issues or contagious diseases. Buyers may incur significant veterinary costs or experience herd health challenges if they unknowingly purchase cows with health issues. Furthermore, inaccurate, or incomplete information about the health history, production records, and breeding status of milk cows can lead to misunderstandings and disputes between buyers and sellers. Providing transparent and accurate information is crucial to build trust in the transaction. Buyers may expect certain genetic qualities or production potential from the milk cows they purchase. If the actual performance falls short of expectations, it can lead to dissatisfaction, reduced productivity, and financial losses for the buyer. In addition, compliance with regulations related to animal health, transportation, and documentation is essential. Failure to adhere to these regulations can result in legal consequences, fines, and damage to the reputation of the seller. The market for milk cows can be subject to fluctuations influenced by factors such as changes in milk prices, demand for specific breeds, or broader economic conditions.

We may face challenges in predicting market trends and achieving desired prices. The transportation of milk cows carries inherent risks, including injuries during transit and stress-related health issues. We must ensure compliance with transportation regulations and take measures to minimize stress and injury risks. Ethical and humane treatment of animals is increasingly important to consumers. Negative publicity related to poor animal welfare practices can harm the reputation of the seller and lead to decreased demand for their products. Additionally, the terms of the sale agreement, including warranties, guarantees, and conditions, need to be clearly defined to avoid potential disputes. Ambiguities in contracts can lead to disagreements between buyers and sellers.

We intend to offer beef production sold as baby beef or veal. Beef production, like any agricultural activity, involves various risks that can impact the overall sustainability, profitability, and well-being of the operation.

The risks will be similar to those with our cheese dairy farming. We may be subject to fluctuations in beef prices which can be influenced by factors such as supply and demand dynamics, global economic conditions, and trade policies. We may face challenges in predicting market trends and achieving desired prices for their cattle. In addition, the cost of feed, including grains and forages, is a significant expense in beef production. Fluctuations in feed prices due to factors like weather conditions and market trends can impact overall production costs. Adverse weather conditions, such as droughts, floods, or extreme temperatures, can affect the availability and quality of forages and impact cattle health. Climate change introduces uncertainties related to long-term weather patterns and resource availability. Cattle are susceptible to various diseases, and outbreaks can lead to significant economic losses. Biosecurity measures, vaccination programs, and prompt veterinary intervention are crucial for disease prevention and control. Compliance with regulations related to animal health, welfare, and environmental stewardship is essential. Non-compliance can result in legal consequences, fines, and reputational damage to the beef producer. Selecting and managing breeding stock is critical for maintaining herd quality. Genetic disorders, fertility issues, and reproductive challenges can impact the productivity of the herd. Beef production requires labor for various tasks, including feeding, health monitoring, and calving assistance. Dependence on a limited labor pool or challenges in finding skilled workers can affect the efficiency of daily operations. Changes in consumer preferences, concerns about animal welfare, and environmental sustainability can impact market demand for beef. Producers need to stay attuned to consumer trends and adjust production practices accordingly. Sustainable land and resource management practices are essential for long-term viability. Overgrazing, soil degradation, and resource depletion can have lasting impacts on the ecosystem and the productivity of the land. Beef producers engaged in international trade may be exposed to risks associated with changes in trade policies, tariffs, and market access. Political and economic developments can impact the export and import of beef products.

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We expect to face intense competition, often from companies with greater resources and experience than we have.

Our industry is highly competitive and subject to rapid change. The industry continues to expand and evolve as an increasing number of competitors and potential competitors enter the market. Many of these competitors and potential competitors have substantially greater financial, technological, managerial and research and development resources and experience than we have. Some have more experience than we have in the development of products. In addition, large and well-established competitors will have greater marketing and sales experience and capabilities than we or our partners have. If we are unable to compete successfully, we may be unable to grow and sustain our revenue. We are subject to the risk of future competing products. Even if we are successful in creating brand recognition and market share for our products, if higher quality products or products more successfully marketed emerge in the market, they may be perceived to be superior by consumers, and it could have a material adverse effect on us.

Current global financial conditions have been characterized by increased volatility which could negatively impact our business, prospects, liquidity, and financial condition.

Current global financial conditions and recent market events have been characterized by increased volatility and the resulting tightening of the credit and capital markets has reduced the amount of available liquidity and overall economic activity. We cannot guarantee that debt or equity financing, the ability to borrow funds or cash generated by operations will be available or sufficient to meet or satisfy our initiatives, objectives or requirements. Our inability to access sufficient amounts of capital on terms acceptable to us for our operations will negatively impact our business, prospects, liquidity, and financial condition.

We intend to grow the size of our organization, and we may experience difficulties in managing any growth we may achieve.

As our plans and strategies develop, we expect to create additional farm processing plants and will need additional research, development, managerial, operational, sales, marketing, financial, accounting, legal, and other resources. Future growth would impose significant added responsibilities on members of management. Our management may not be able to accommodate those added responsibilities, and our failure to do so could prevent us from effectively managing future growth, if any, and successfully growing the Company.

We may expend our limited resources to pursue a particular product and may fail to capitalize on products that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we have focused our efforts on specialty cheese products. As a result, we may forego or delay the pursuit of opportunities with other products that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Any failure to improperly assess potential products could result in missed opportunities and/or our focus on products with low market potential, which would harm our business and financial condition.

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We engage in transactions with related parties and such transactions present possible conflicts of interest that could have an adverse effect on us.

We have entered, and may continue to enter, into transactions with related parties for financing, corporate, business development, equipment and operational services, as detailed herein. Such transactions may not have been entered into on an arm’s-length basis, and we may have achieved more or less favorable terms because such transactions were entered into with our related parties. Such conflicts could cause an individual in our management to seek to advance his or her economic interests or the economic interests of certain related parties above ours. Further, the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors, which could have a material adverse effect on our liquidity, results of operations and financial condition. Specifically, we intend to buy machinery from a company controlled by our sole officer and director, from which he will receive benefit and encounter conflicts of interest should there be a dispute between the Company and seller.

Any inability to protect our intellectual property rights could reduce the value of our technologies and brands, which could adversely affect our financial condition, results of operations and business.

Our business is dependent on our trademarks, trade secrets, copyrights, and other intellectual property rights. There is a risk of certain valuable trade secrets being exposed to potential infringers. The efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business reputation or our ability to compete. In addition, protecting intellectual property rights is costly and time consuming. There is a risk that we may have insufficient resources to counter adequately such infringements through negotiation or the use of legal remedies. It may not be practicable or cost effective for us to fully protect our intellectual property rights in some countries or jurisdictions. If we are unable to successfully identify and stop unauthorized use of our intellectual property and/or counterfeiting of our products, we could lose potential revenue, experience diminished brand reputation, and experience increased operational and enforcement costs, which could adversely affect our financial condition, results of operations and business.

We could be subject to costly claims related to our products and general litigation claims.

Since our products are intended for human consumption, we face the risk that the use of our products may result in sickness or injury to people. An individual may bring a claim against us alleging that one of our products causes, or is claimed to have caused, illness or is found to be unsuitable for consumer consumption. Any claim brought against us, with or without merit, could result in:

●	the inability to continue to sell our products;
●	damage to our brand;
●	decreased demand for our products;
●	regulatory investigations that could require costly recalls;
●	loss of revenue;
●	substantial costs of litigation;
●	liabilities that substantially exceed our liability insurance, which we would then be required to pay ourselves;
●	an increase in our liability insurance rates or the inability to maintain insurance coverage in the future on acceptable terms, if at all;
●	the diversion of management’s attention from our business; and
●	damage to our reputation and the reputation of our products.

Claims may subject us to the foregoing and other risks, which could have a material adverse effect on our business, results of operations, financial condition, and prospects.

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We are also subject to various litigation matters from time to time, the outcome of which could have a material adverse effect on our business, financial condition, and results of operations. Claims arising out of actual or alleged violations of law could be asserted against us by individuals, either individually or through class actions, by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to consumer protection laws, tort laws, environmental laws, intellectual property laws, privacy laws, labor and employment laws, securities laws, and employee benefit laws. Claims may also arise out of actual or alleged breaches of contract or other actual or alleged acts or omissions by or on behalf of us. These actions could expose us to adverse publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business. Even if we are successful in defending against legal claims, litigation could result in substantial costs and demand for management resources.

If we fail to comply with government laws and regulations, it could have a materially adverse effect on our business.

We are subject to federal, state, and local laws and regulations, specifically those related to the creation and sale of food products for human consumption, and may become subject to additional laws and regulations in the future. We exercise care in structuring our operations to comply in all material respects with applicable laws to the extent possible. We will also take such laws into account when planning future operations. In the event of a determination that we are in violation of such laws, rules, or regulations, or if further changes in the regulatory framework occur, any such determination or changes could have a material adverse effect on our business. There can be no assurance, however, that we will not be found in noncompliance in any particular situation.

We may not maintain sufficient insurance coverage for the risks associated with our business operations.

Risks associated with our business and operations include, but are not limited to, claims for wrongful acts committed by our officers, directors, and other representatives, the loss of intellectual property rights, the loss of key personnel, risks posed by natural disasters, risks of lawsuits from our employees, and risks of lawsuits from customers who are injured from or dissatisfied with our products. Any of these risks may result in significant losses. We cannot provide any assurance that our insurance coverage is sufficient to cover any losses that we may sustain, or that we will be able to successfully claim our losses under our insurance policies on a timely basis or at all. If we incur any loss not covered by our insurance policies, or the compensated amount is significantly less than our actual loss or is not timely paid, our business, financial condition and results of operations could be materially and adversely affected.

Our ability to service our indebtedness will depend on our ability to generate cash in the future.

Our ability to make payments on our indebtedness, if any, will depend on our ability to generate cash in the future. Our ability to generate cash is subject to general economic and market conditions and financial, competitive, legislative, regulatory, and other factors that are beyond our control. Our business may not generate sufficient cash to fund our working capital requirements, capital expenditure, debt service and other liquidity needs, which could result in our inability to comply with financial and other covenants contained in our debt agreements, our being unable to repay or pay interest on our indebtedness, and our inability to fund our other liquidity needs. If we are unable to service our debt obligations, fund our other liquidity needs and maintain compliance with our financial and other covenants, we could be forced to curtail our operations, our creditors could accelerate our indebtedness and exercise other remedies and we could be required to pursue one or more alternative strategies, such as selling assets or refinancing or restructuring our indebtedness. However, such alternatives may not be feasible or adequate.

Our business may be subject to increased costs due to excess inventories and a decline in profitability as a result of increasing pressure on margins if we misjudge the demand for our products.

If we misjudge the market for our products, or demand for our products is impacted by an unforeseen factor, such as a pandemic, we may be faced with significant excess inventories. If that occurs, we may be forced to rely on destruction, donation, markdowns, or promotional sales to dispose of excess or slow-moving product, which may negatively impact our gross margin, overall profitability, and efficacy of our brands.

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We could experience delays or production issues at our farm facilities that could harm our business.

Some of the challenges we may experience at our farm facilities include but are not limited to insufficient production capacity to meet growing demand, errors in making products to our specifications, inability to obtain sufficient materials for production, poor quality control, failure to meet deadlines, increases in operational costs and failure to properly use our intellectual property. Any occurrence that could require our farms to shut down, suspend production or otherwise discontinue operations could have a materially negative impact on our manufacturing and could harm our business.

The success of our business relies heavily on our integrity in the industry and our ability to respond to changing industry trends in a timely manner.

A negative impression within the industry and/or our customer base of our price integrity, product integrity, product quality, executive leadership, customer service, and or marketing could negatively affect demand for our products. Furthermore, our products may be subject to rapidly changing trends and consumer preferences. If we do not anticipate and respond promptly to changing customer preferences and trends, our sales and results of operations may be negatively impacted. Our success also depends in part on our creating compelling marketing campaigns that appeal to our customers.

Our business is subject to computer system disruption and cyber security threats, including a personal data or security breach, which could damage our relationships with our customers, harm our reputation, expose us to litigation and adversely affect our business.

We depend on digital technologies for the successful operation of our business, including corporate email communications to and from employees, customers, stores and vendors, the production and distribution of our finished goods, digital marketing efforts, collection and retention of customer data, employee and vendor information, the processing of credit card transactions, online e-commerce activities and our interaction with the public in the social media space. As part of our business model, we collect, retain, and transmit confidential information over public networks. In addition to our own databases, we may use third party service providers to store, process and transmit this information on our behalf. We cannot control third parties and cannot guarantee that a personal data or security breach will not occur in the future either at their location or within their systems. Any misappropriation of confidential or personal information gathered, stored, or used by us, be it intentional or accidental, could have a material impact on the operation of our business, including severely damaging our reputation and our relationships with our customers, employees and investors. We may also incur significant costs implementing additional security measures to protect against new or enhanced data security or privacy threats, or to comply with current and new state, federal and international laws governing the unauthorized disclosure of confidential and personal information which are continuously being enacted and proposed. We could also face sizable fines, significant breach containment and notification costs to supervisory authorities and the affected data subjects, and increased litigation as a result of cyber security or personal data breaches.

Unforeseen or recurring operational problems at our manufacturing facility, or a catastrophic loss of our manufacturing facility, may cause significant loss or delayed production and adversely affect the results of operations.

If our farm facility is damaged or shutdown, it may delay or completely stop production depending on the extent of the damage or reason for the shutdown. Those periods could range from several days to several weeks or longer. Any disruption in operations at the facility could cause a significant loss of production, delays in our ability to produce our products and adversely affect the results of operations and negatively impact our customers.

We are dependent on our suppliers, and the inability of these suppliers to deliver necessary supplies and volumes acceptable to us could have a material adverse effect on our financial condition and operating results.

Our operations and processing of our products require materials which we source from suppliers. Any significant unanticipated demand or delays with our suppliers could require us to procure additional supplies in a short amount of time. There is no assurance that we will be able to secure additional or alternative sources of supply for our operations. If we encounter unexpected difficulties or delays with key suppliers, and if we are unable to fill these needs from other suppliers, we could experience delays and potential loss of revenue.

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There is no assurance that suppliers will ultimately be able to meet our cost, quality, and volume needs. Furthermore, as the scale of our operations increases, we will need to accurately forecast, purchase, and transport to our farms at much higher volumes than we have experience with. If we are unable to accurately match the timing and quantities of purchases to our actual production capabilities, or successfully implement automation, inventory management and other systems to accommodate the increased complexity in our supply chain, we may have to incur unexpected storage, transportation and write-off costs related to inventory obsolescence, which could have a material adverse effect on our financial condition and operating results.

We will be almost entirely dependent upon revenue generated from a limited number of products in the near term, and our future success will be dependent upon our ability to achieve market acceptance of our product offerings.

We will be processing and selling specialty cheeses. There can be no assurance that we will be able to create brand recognition and market share with our products or that we will be able to competitively price our products. Failure to be able to do so could result in a total loss to investors.

We may experience in the future significant delays or other complications in the design, manufacture, launch and production ramp of our products, which could harm our brand, business, prospects, financial condition and operating results.

We may experience future launch, manufacturing and production ramp delays or other complications in connection with our products. For example, we may underestimate the amount of time necessary for testing and design changes. Any significant additional delay or other complication in the production of our products or the development, manufacture, launch and production ramp of our future products, including complications associated with expanding our production capacity, supply chain or regulatory approvals, could materially damage our brand, business, prospects, financial condition and operating results.

We may not be able to accurately estimate the supply and demand for our products, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our supply requirements, we could incur additional costs or experience delays.

It is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. We will be required to provide forecasts of our demand to our suppliers several months prior to the scheduled delivery of products to our prospective customers. If we overestimate our requirements, our suppliers may have excess inventory, which indirectly would increase our costs. If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt our operations.

We may be exposed to liability for infringing upon other companies’ intellectual property rights.

Our success, in part, is dependent on our ability to operate without infringing on others’ proprietary rights. While we are not aware of any patents and trademarks which would cause our products or their use to infringe the rights of any third parties, we cannot be certain that infringement has not or will not occur. We could incur substantial costs, in addition to a great amount of time lost, in defending any patent or trademark infringement suits or in asserting any patent or trademark rights in a suit with another party.

The success of our business depends on attracting and retaining a large number of customers. If we are unable to do so, we may not be able to achieve profitability.

Our success depends on attracting a large number of potential customers to purchase our products. In addition, we will likely incur significant and sustained advertising and promotional expenditures. To date, we have no experience selling our products and we may not be successful in attracting and retaining a large number of customers. If, for any of these reasons, we are not able to attract and maintain customers, our business, prospects, financial condition, results of operations, and cash flows would be materially harmed.

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We may be unable to adequately control the capital expenditures and costs associated with our business and operations.

We will require significant capital to develop and grow our business, including developing our cheese products. We expect to make additional capital expenditures and incur substantial costs including startup costs related to the farm and onsite processing facility. Our ability to become profitable in the future will not only depend on our ability to successfully operate and market our products but also to control our capital expenditures and costs. As we expand our farm portfolio, we will need to manage costs effectively to remain profitable. If we are unable to cost efficiently operate and expand operations, our business, prospects, financial condition, results of operations, and cash flows would be materially and adversely affected.

Our business plan is reliant upon the use of patented technology controlled by our sole officer, director, and shareholder.

Our business plan relies on the use of circulators which are patented and sold by a company affiliated with William Tooley, our CEO. If Mr. Tooley ends his relationship with the Company, and we are not able to source the needed circulators or we are otherwise unable to purchase the circulators, it could have a material adverse effect on the business, prospects, financial condition, results of operations, and cash flows if we are not able to find a similar piece of machinery to perform the liquid composting or otherwise pivot in our business plan.

We will be subject to those risk generally associated with the ownership of real estate.

We will own farmland and will be subject to general real estate risks which include, but are not limited, to the following: uninsured losses, natural disasters, condemnation, changes in the availability of debt financing and refinancing, changes in interest rates, real estate taxes, operating expenses, and other expenses, changes in utility rates, ongoing development, capital improvement, and repair requirements, risks and operating problems arising out of the presence or scarcity of certain construction materials, environmental claims arising in respect of real estate acquired with undisclosed or unknown environmental problems or as to which adequate reserves had not been established, physical destruction and depreciation of property and equipment, changes in availability and cost of insurance, acts of God, unexpected construction costs, increases in the costs of labor and materials, material shortages, illiquidity of real estate, future changes in land use and environmental laws and regulations, and potential governmental responses to pandemics.

EACH RISK DESCRIBED ABOVE MAY AFFECT THE MANAGEMENT, INVESTMENT, OR OTHER TRANSACTIONS RELATED TO THE COMPANY. FOR ALL OF THE FOREGOING REASONS AND OTHERS SET FORTH HEREIN, AN INVESTMENT IN SHARES INVOLVES A HIGH DEGREE OF RISK. ANY PERSON OR ENTITY CONSIDERING AN INVESTMENT IN SECURITIES OFFERED HEREBY SHOULD BE AWARE OF THESE AND OTHER RISK FACTORS SET FORTH IN THIS MEMORANDUM.

SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements in this offering circular are “forward-looking statements.” These forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the factors set forth above under “Risk Factors.” The words “believe,” “expect,” “anticipate,” “intend,” “plan,” and similar expressions identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements.

We undertake no obligation to update and revise any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements in this document to reflect any future or developments. However, the Private Securities Litigation Reform Act of 1995 is not available to us as a non-reporting issuer. Further, Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering.

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DILUTION

There is a significant discrepancy between the price paid by the Company’s founder for his Shares ($0.00001) and the price to be paid by investors in this Offering ($1.00), resulting in immediate dilution of the value of Shares purchased in this Offering by investors. Investors may experience future dilution through the issuance of any additional Shares.

Moreover, the Company has issued sixteen promissory notes to investors, totaling approximately $436,500. After the project is successful and their loan are repaid, lenders will be given the opportunity to purchase Shares of the Company up to the principal amount of its original loan at a 50% discount from the price at which the stock is first offered pursuant to this offering. See Exhibit 6.3 for the form of the promissory note. All the notes have the same terms. To the extent that any lender does purchase discounted Shares, investors in this offering will experience dilution.

PLAN OF DISTRIBUTION

We are offering up to 25,000,000 Shares in the Company at a price per Share of $1.00, for maximum offering proceeds of up to $25,000,000 if all offered Shares are sold. The minimum investment established for each investor is $1,000. There is no minimum offering amount and no provision to return investor funds if a minimum number of Shares is not sold. All accepted subscription funds will be immediately available for the Company’s use.

All offering proceeds will be held in a segregated third-party escrow account with Enterprise Bank & Trust. We intend to conduct multiple separate closings, which closings will be conducted on a rolling basis. Closings will occur promptly after receiving investor funds. The Company intends to hold closings no less frequently than every 30 days.

The sale of Shares will commence once this offering circular, as amended, is qualified by the SEC. This offering shall be terminated upon (i) the date which is three years from the date this offering circular or an amendment thereof, as applicable, is qualified by the SEC, (ii) the sale of the maximum offering number of Shares for the offering, or (iii) on such earlier date as determined by the Company. Further, we may amend or supplement this offering at any time, at our sole discretion, at which time we will file an amendment to the offering statement or supplement to the offering circular, as appropriate.

Commissions and Discounts

The following table shows the total maximum discounts, commissions, and fees payable to Entoro Securities, LLC, as Broker.

	Per Share	Total
Public offering price	$1.00	$25,000,000.00
Maximum broker and affiliate commissions and fees,	$0.06	$1,510,000
Proceeds, before other expenses	$0.94	$23,490,000

Entoro will charge 1% of the gross offering proceeds, except in instances where it has facilitated sale, for which funds specifically it will instead charge 6%. For example, if the Company directly solicits an investment from an investor, and Entoro played no role in facilitating this investors’ investment, Entoro will still earn a 1% commission on such investment. Entoro will also charge a $10,000 advisory/consulting fee, which is deemed to be earned on the latter of SEC qualification of the offering statement of which this offering circular is a part, or the issuing by FINRA of a No Objection Letter regarding Entoro’s compensation structure. In addition, we have advanced $10,000 to Entoro towards expenses, such as due diligence expenses, technology platform setup costs, and other support necessary prior to qualification of this offering. This advance is refundable to the extent not used. More broadly and inclusive of the $10,000 advance, we have agreed to reimburse Entoro for all out-of-pocket expenses incurred in connection with this engagement, including reasonable travel and amounts paid to outside professionals or experts retained in connection with Entoro’s performance under the engagement, up to a maximum of $40,000, with $15,000 being the maximum allocated for reimbursement for use of outside counsel, which Entoro may engage to assist in connection with its services in this offering. Also included under expenses, we will reimburse Entoro its filing fee of approximately $4,250 paid to FINRA for a review of Entoro’s compensation for its services in connection with this offering. This filing fee is not an item of underwriter compensation. The maximum expenses of $40,000 includes maximum reimbursement for outside counsel fees and any expenses incurred in conducting background checks.

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Additionally, our placement agent agreement with Entoro permits Entoro to charge us at an hourly rate of $300 per hour, to a maximum of $25,000, to perform compliance reviews of any investors we might accept outside of the platform of our mutually agreed technology solution, which is being provided by Entoro.

The total minimum compensation Entoro would be entitled to if the Company issued the maximum number of securities under a $25,000,000 raise would be $270,000, made up of $250,000 in 1% commission, a $10,000 expense advance and $10,000 in advisory and consulting fees. This minimum is exclusive of counsel fees and expenses to be paid on behalf of Broker. The total maximum compensation Entoro would be entitled to if the Company issued the maximum number of securities under a $25,000,000 raise, if all proceeds were facilitated by Entoro’s efforts, and if possible expenses and other charges were maximized, would be approximately $1,575,000, made up of approximately $1.50 million in 6% commission, $10,000 in advisory and consulting fees, maximum expenses of $40,000, and $25,000 in fees connected with manual investor reviews as described above.

Our Broker-Dealer has been authorized to promote the sales of our Shares through direct solicitation and marketing campaigns and subsequently directing prospective investors to the technology platform, which is operated by Entoro.

Other Terms

Entoro Securities, LLC, a broker-dealer registered with the Commission and a member of FINRA, has been engaged as placement agent for this offering, to provide the administrative and compliance related functions in connection with this offering, and as broker-dealer of record. Entoro Securities’ principal address is 720 N Post Oak Rd, Suite 499, Houston TX, 77024.

Administrative and compliance related functions to be performed by Entoro Securities include:

●	Reviewing investor information, including identity verification, performing Anti-Money Laundering (“AML”) and other compliance background checks, and providing issuer with information on an investor in order for issuer to determine whether to accept such investor into the Offering;
●	Coordinating with third party agents and vendors in connection with performance of services;
●	Reviewing each investor’s subscription agreement to confirm such investor’s participation in the Offering and provide a recommendation to us whether or not to accept the subscription agreement for the investor’s participation;
●	Contacting and/or notifying us, if needed, to gather additional information or clarification on an investor;
●	Providing a dedicated account manager;
●	Providing ongoing advice to us on compliance of marketing material and other communications with the public, including with respect to applicable legal standards and requirements; and
●	Keep investor details and data confidential and not disclose to any third-party except as required by regulators or pursuant to the terms of the agreement (e.g., as needed for AML and background checks).

Such services shall not include providing any investment advice or any investment recommendations to any investor.

Our Broker-Dealer is a member of the Financial Industry Regulatory Authority (FINRA). FINRA is not a government agency. Rather, it is an independent regulatory body. FINRA has established rules that govern their member brokers and dealers engaged in the sales and promotion of securities. For more information, please see FINRA’s website at finra.org.

Our Broker-Dealer is also a member of Securities Investor Protection Corporation (SIPC). SIPC is an insurance mechanism that protects investors in the event that a broker-dealer, such as Entoro, fails. In such an event, investors may regain control over cash and securities that were being held by the broker-dealer at the time of failure. This will likely not provide you any protection because Entoro is not authorized to receive cash from investors and has not been authorized to hold our securities. For detailed information on the scope of Entoro Securities, LLC’s role in the sale and promotion of our shares, please see the engagement contract presented in Exhibit 6.1 in the offering statement.

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To the extent permitted by law and our certificate of incorporation, we have agreed to indemnify the participating broker- against certain civil liabilities, including certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the Placement Agent Agreement with Entoro Securities (the “Broker Dealer Agreement”). Nevertheless, the SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and is not enforceable.

Broker does not expressly or impliedly affirm the completeness or accuracy of the offering statement and/or offering circular presented to investors by the Company. All inquiries regarding this offering should be made directly to the Company.

Investor Suitability Standards

Our Shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in any of the interests of our company does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

For an individual potential investor to be an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who has:

1.	an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person and the mortgage on that primary residence (to the extent not underwater), but including the amount of debt that exceeds the value of that residence and including any increase in debt on that residence within the prior 60 days, other than as a result of the acquisition of that primary residence; or

2.	earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year.

If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details. For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D.

If you live outside the United States, it is your responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase, including obtaining required governmental or other consent and observing any other required legal or other formalities.

We will be permitted to make a determination that the subscribers of Shares in this offering are qualified purchasers in reliance on the information and representations provided by the subscriber regarding the subscriber’s financial situation. Before making any representation that your investment does not exceed applicable federal thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to http://www.investor.gov. We may accept or reject any subscription, in whole or in part, for any reason or no reason at all.

An investment in our Shares may involve significant risks. Only investors who can bear the economic risk of the investment for an indefinite period of time and the loss of their entire investment should invest in our Shares.

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How to Subscribe

Entoro will also provide certain technology services to us in connection with this offering by providing the online subscription processing technology to be used by investors to subscribe for Shares.

After the qualification by the SEC of the offering statement of which this offering circular is a part, this offering will be conducted online through our website using the digital platform tools provided by Entoro whereby investors will review and complete online subscription agreements and make payment of the purchase price through a third-party processor to an account we designate.

Potential investors who are “qualified purchasers” may subscribe to purchase our Shares. Any potential investor wishing to acquire such interests must:

1.	Visit our website at https://www.enviro.farm or Entoro’s website at https://entoro.offerboard.com/. You will be prompted to create an account. Once you have created your account, you will be able to review our offering documents.

2.	Carefully read this offering circular, and any current supplement, as well as any documents described in the offering circular and attached hereto or which you have requested. Consult with your tax, legal and financial advisors to determine whether an investment in Shares is suitable for you.

3.	Review and complete the subscription agreement. Except as otherwise required by law, subscriptions may not be withdrawn or cancelled by subscribers.

4.	Once the completed subscription agreement is signed, you must transfer funds in an amount equal to the purchase price for the interests you have applied to subscribe for (as set out on the front page of your subscription agreement). We will hold such subscription monies in escrow until such time as your subscription agreement is either accepted or rejected and, if accepted, such further time until you are issued the Shares.

5.	We will review the subscription documentation completed and signed by you. You may be asked to provide additional information. A representative will contact you directly if required. We reserve the right to reject any subscriptions, in whole or in part, for any or no reason, and to withdraw the offering at any time prior to closing.

6.	Once the review is complete, we will inform you whether or not your subscription for the Shares is approved or denied and, if approved, the number of Shares accepted. If your subscription is rejected in whole or in part, then your subscription payments (being the entire amount if your application is rejected in whole or the payments associated with those subscriptions rejected in part) will be refunded promptly, without interest or deduction.

7.	If all or a part of your subscription is approved, then the number of Shares you are entitled to subscribe for will be issued to you in electronic form upon the closing. Simultaneously with the issuance of the Shares, the subscription monies held on your behalf will be transferred to our operating account as consideration for such Shares.

By executing the subscription agreement, you agree to be bound by the terms of the subscription agreement and the Company’s governing documents. We will rely on the information you provide in the subscription agreement and the supplemental information you provide in order for us to verify your status as a “qualified purchaser.” If any information about your “qualified purchaser” status changes prior to you being issued the Shares, please notify us immediately using the contact details set out in the subscription agreement.

We may permit investors to pay their subscription amount via check, ACH, wire transfer, or credit card, instructions and terms for which will be provided at our investor portal. Credit card payments will be processed by a third party, for which the investor may be charged a fee and/or be obligated to agree to terms imposed by the third-party processor.

Escrow Agreement

We have entered into an escrow agreement with our Broker and Enterprise Bank & Trust (the “Escrow Agreement”). Pursuant to the Escrow Agreement, investor funds will be held in an escrow account with the Escrow Agent. Upon acceptance by the Company and pursuant to a closing where both the Company and Broker have directed Escrow Agent to perform a closing, escrowed funds will be released to the Company. If an investor’s subscription is rejected by the Company, the Escrow Agent will promptly return such funds to the investor without interest or deduction. Escrow Agent will keep accurate books and records of all transactions. Pursuant to the Escrow Agreement, the Escrow Agent will not be liable for actions taken in good faith and will not be responsible for special, consequential or punitive damages. Further, it will not be obligated to ensure compliance with securities laws or the terms of any contractional obligations. The Company has agreed to pay Escrow Agent $1,000 for account servicing and various transactional based fees.

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USE OF PROCEEDS

The following table illustrates the amount of net proceeds to be received by the Company on the sale of the Shares offered hereby and the intended uses of such proceeds. It is possible that we may not raise the entire $25,000,000 in Shares being offered through this offering circular. In such a case, we will reallocate the use of proceeds as the board of directors deems to be in the best interests of the Company in order to effectuate its business plan. The intended use of proceeds are as follows:

Capital Sources and Uses

	100%	75%	50%	25%
Gross Offering Proceeds	$25,000,000	$18,750,000	$12,500,000	$6,250,000
Offering Costs (1)	$1,663,750	$1,288,750	$913,750	$538,750

Use of Net Proceeds:	$23,336,250	$17,461,250	$11,586,250	$5,711,250

Development of dairy farm and cheese production and processing	$18,421,250	$13,490,500	$8,456,250	$3,508,750
Property Acquisition	$1,000,000	$1,000,000	$1,000,000	$1,000,000
Marketing	$2,500,000	$1,875,000	$1,250,000	$438,500
Ongoing Legal and Accounting Fees	$250,000	$180,750	$125,000	$62,500
Reimburse management for advanced funds (2)	$165,000	$165,000	$165,000	$165,000
Repayment of Notes(3)	$436,500	$436,500	$436,500	$436,500
Working Capital Reserves	$563,500	$313,500	$153,500	$100,000

Notes:

(1)	Entoro Securities, LLC, referred to herein as the Broker, is engaged as placement agent and for administrative and compliance related services in connection with this Offering. Once the Commission has qualified the offering statement and this Offering commences, the Broker will receive a cash commission equal to 1% of the amount raised in the Offering, or 6% of the amount raised where Entoro has facilitated sale. Additional offering costs will include legal, audit, marketing, advertising, transfer agent and Blue Sky compliance fees.
(2)

William Tooley has advanced approximately $59,403.18 as of December 20, 2023 through The Thule Group of Consultants, Ltd, a Wisconsin corporation, to cover Company expenses related to this offering and initial Company expenses and anticipates advancing approximat1ely $161,250.00 more, for which he will be reimbursed by funds raised in this offering. However, the exact amount which will be reimbursed is unknown and may be larger or greater than this estimate.

(3)	We currently have approximately $436,500 of promissory notes outstanding, which we may repay with offering proceeds. After repayment, the note holders will have the option to purchase Shares of the Company for 50% of the initial Share price under this offering.

The allocation of the use of proceeds among the categories of anticipated expenditures represents management’s best estimates based on the current status of the Company’s proposed operations, plans, investment objectives, capital requirements, and financial conditions. Future events, including changes in the economic or competitive conditions of our business plan or the completion of less than the total offering, may cause the Company to modify the above-described allocation of proceeds. The Company’s use of proceeds may vary significantly in the event any of the Company’s assumptions prove inaccurate. We reserve the right to change the allocation of net proceeds from the offering as unanticipated events or opportunities arise.

DESCRIPTION OF BUSINESS

Organization

The Company was formed in South Dakota on June 24, 2023 as a corporation under the name Enviro.Farm Systems Inc. In January, 2024, the Company filed an amendment to its Articles of Incorporation to increase its authorized Shares of common stock to 500,000,000 and to authorize 50,000,000 shares of preferred stock to be designated by the Board of Directors. We have not begun operations and are in the development phase. We are dependent on proceeds from this offering for our planned operations and land acquisition.

We qualify as an Emerging Growth Company under the JOBS Act, which will entitle us to reduced reporting obligations for a limited period of time in the future should we become subject to the reporting requirement under the Exchange Act. There is currently no trading market for the Company’s securities, and none is likely to develop in the near future.

Our principal executive offices are located at 18 Grant St., Plymouth, MA 02360, and our telephone number is (605) 838-0103.

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Business Operations

The Company is in the business of developing and operating scalable integrated specialty cheese-dairy sites as well as other large farm-to-table systems. The Company plans to produce cheese on-farm instead of off-site as most producers currently do, thereby reducing costs. Typical cheese processors must dispose of nine pounds of whey for every one pound of cheese they produce. Large processing plants sometimes process the excess whey into protein supplements while smaller specialty cheese plants have no profitable or environmentally sound means for disposal of whey, usually wasting it by spraying it onto farm fields. Since the Company will be processing cheese on the farm, it will be able to feed the whey back to the cows, providing them with additional protein resulting in increases in the quality of the milk which in turn will improve the quality of cheese. The Company expects to cut costs significantly due to its on-farm model using production practices developed over 50 years. The Company will be able to accomplish this on-farm processing model using off the shelf equipment purchased from an affiliate of our sole officer and director, and the know-how to do so, which management has gained through its prior experience.

The Company intends to establish up to ten (10) specialty dairy-cheese facilities. Each cheese-dairy site aims to produce rBST-Free, all-natural Jersey milk from approximately 4,800 cows milking to supply 100 million pounds of milk a year, processed daily into 200,000 pounds of premium specialty cheeses each week. Sites have been identified and plans developed for multiple production locations. $155 million in initial debt and equity capital, including from this offering, will be sought to complete the first facility, purchase the herd and production equipment, and introduce the products to the market.

Below is a summary of the capital requirements for the first facility:

Item	Amount
Dairy production system	$80M
Cheese plant	$30M
Jersey dairy herd	$20M
Marketing	$4M
Working capital	$6M
Reserves	$15M

Total	$155M

The Company intends to cover these costs through the capital raised in this offering and financing programs (VAFA & SDDA) through the State of South Dakota. Specifically, the Company intends to apply for the Agribusiness Bond and Livestock Nutrient Management Bond (a summary and application for these programs are attached as Exhibit 99.1). The Company intends to cover the remaining costs through debt financing. The Company does not yet have any debt financing secured. The Company believes that it is eligible for between $15M and $25M from the state financing programs. The Company believes it is likely it will receive the upper limit amount, but it is not certain that the Company will receive the full amount, or any amount at all.

Premium natural cheese from Jersey cow milk

We intend to produce specialty cheeses targeting underserved high margin varieties that are growing in popularity. As the specialty cheese category continues to grow and more shoppers are involved, demand patterns will change. Our on-farm dairy cheese plants will be designed to adapt to changing demand. Our cheese will be natural, meaning rBST free and minimally processed. Some dairies use synthetic hormones to increase milk production, but health-conscious consumers avoid rBST. In addition, our herd will not be regularly treated with antibiotics, except to correct short term illness. Any cows on treatment will not be milked for cheese production until any treatment is completed. We also plan on producing the cheese as kosher, which requires rabbinical supervision and kosher ingredients. Regular cheese is produced with animal derived rennet, while kosher cheese uses vegetable based. Kosher rules do not allow blending cheese with meat products. The specialty cheeses we will be producing require higher quality milk to offer different textures, tastes, and flavors. Due to the highly segmented nature of this market, and the limited demand for each type, specialty cheeses will be produced in smaller quantities from our plants, unlike high volume commodity cheese plants.

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The Company intends to produce 5-10 specialty cheeses. The following cheeses are cheese we may produce, including Blue Cheese, Brie, Camembert, Cheddar, Chèvre, Colby, Cotija, Cottage Cheese, Cream Cheese, Emmental, Feta Cheese, Fontina, Gorgonzola, Gouda, Gruyère, Havarti, Jarlsberg, Manchego, Mascarpone, Monterey Jack, Mozzarella, Muenster, Parmesan, Pecorino Romano, Ricotta, Roquefort, Stilton, String Cheese, Swiss, Taleggio, and Wensleydale.

Premium baby beef

Premium baby beef is a new and rapidly growing meat category. Our beef production will be uniquely positioned to be sold as veal or baby beef.

Jersey cows for resale

Jersey cows are increasingly valued as milk animals. Jersey milk is recognizably better for cheese production and Jersey cows are significantly more efficient, providing more milk with less feed and less nutrient waste.

Crop-ready liquid fertilizer for farm fields

The single largest by-product from milk production is fertilizer. We intend to use and sell crop-ready liquid fertilizer created by operations of our farms. We will accomplish this by using circulators patented and sold by a company owned by The Expert Company, Inc., a Wisconsin corporation, which is wholly owned by our CEO, William Tooley. The circulators are used for liquid composting. Liquid composting, also known as compost tea, is a method of extracting nutrients from compost in liquid form. This liquid can be used as a fertilizer to enhance plant growth and soil health. The price for the circulators will be based upon a third-party sale of the circulators and will be evidenced by a contract which will include a warranty. No contract has been entered into as of the date of this offering circular. In the case that The Expert Company, Inc. is unable to fulfill orders if something happens to Mr. Tooley, it has an arrangement with a third party (the manufacturer of the equipment) who will continue to fulfill any orders.

Marketing plan

The Company’s goal is to penetrate 0.03% of the total specialty cheese segment each year. This is less than 0.3% of current annual market growth. This will be achieved by online and in-store promotion at retail locations, which will be the primary customer conversion channels.

Position

Our product positioning is “premium cheese for a better price.” The fact that the cheese can also be kosher is a position not strongly held by present distribution and one the competition will have trouble duplicating due to the high cost of rabbinical supervision for small dairy and cheese sites that are not collocated.

Pricing

Our pricing strategy will aim to provide the best cheese at the best price. We intend to offer high quality specialty cheese at a price that will be 15% - 30% below competitive products. Our pricing is based on cost-saving advantages from both dairy and cheese production at one location and from the premium product status of rich, premium golden Jersey milk. We will target gross margins of 30% - 50% profitability across products. In the specialty cheese segment, higher cost products also achieve higher margins. Our cheese will ultimately be priced based on competing prices for the type and the quality of cheese offered. Although our price will always be highly competitive, we intend to highlight the perceived value of our products to add margin to them.

Distribution

Distribution channels planned for our cheese product are based on sending product to grocery and food service outlets directly through brokers/distributors who serve these stores. We believe this will be the most effective method for quickly delivering new specialty products to the end user. Distributors are always motivated to introduce premium products at value prices. This gives them the assurance of brisk repeat sales and the hope of higher profits as these products take hold and prices rise in the future. Online outlets will be an initially smaller channel to consumers, but we believe it will grow rapidly and may become the primary outlet for our product.

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OUTLETS: Major grocery chains and other outlets

●	Traditional Kosher grocery outlets in major US Kosher markets.
●	New Kosher distribution into mainline non-Kosher grocery chains nationwide.
●	Online Stores, especially those that have sprung up to fill the kosher gap. Although online stores will want to promote and carry our product, they may not have the volumes we are looking for. However online exposure is an inexpensive way to quickly achieve wider consumer recognition.

Advertising and Promotion

Cheese competitions, tastings and food trade shows are always a required part of the specialty cheese business, in particular to introduce, promote, and support new cheese offerings in the marketplace. However, ads, promotions and tradeshows are not the mainstay of our market entry strategy. In the specialty cheese category, tastings are essential. Cheese provides many different taste, texture, and flavor profiles. The only way the shopper will know their family might enjoy the product is to taste it. This is most often done at the grocery store itself. Tasting in the aisles of grocery stores is an established tradition for cheese shoppers.

Competitive Conditions

Over the last several years our industry has grown, encouraging the entry of new competitors as well as increasing the number of products from existing competitors. Although we compete with many other entities which may have greater resources or operating experience than we do, we intend to do better than our competitors. Varied specialty cheese competitors will be challenged by our integrated cheese-dairy business model. The competition includes both kosher and non-kosher options as well as premium and nonpremium specialty cheese producers. We intend to become a major disruption in the specialty cheese industry using combined dairy-cheese production systems to provide “premium cheese at a value price.” Kosher cheese products will add another segment on a national level.

Intellectual Property

We do not currently have any trademarks or patents.

Employees

At the time of filing, the Company has one employee, William Tooley, who is our sole executive officer. The Company expects to engage employees and contractors as necessary but has not done so at this point. Such employees would include, but not be limited to, additional executive officers, sales associates, marketing director, project managers, research and development director, production staff, accounting personnel, and service personnel and managers. The Company will also engage professional contractors to provide legal and accounting services.

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Reports to Security Holders

We are required to keep appropriate books for the business at our principal offices. The books will be maintained for both tax and financial reporting purposes on a basis that permits the preparation of financial statements in accordance with GAAP. For financial reporting purposes and tax purposes, the fiscal year and the tax year are the calendar year, unless otherwise determined by our board of directors in accordance with the Internal Revenue Code. We will file with the SEC periodic reports as required by applicable securities laws.

Under the Securities Act, we must update this offering circular upon the occurrence of certain material events. We will file updated offering circulars and offering circular supplements with the SEC. We are also subject to the informational reporting requirements of the Exchange Act that are applicable to Tier 2 companies whose securities are offered pursuant to Regulation A, and accordingly, we will file annual reports, semiannual reports, and other information with the SEC. We will provide such documents and periodic updates electronically through the SEC’s EDGAR system at www.sec.gov. We will provide holders with copies via email or paper copies at any time upon request.

Government Regulation

We will be subject to general business regulations and laws in the states in which we operate, as well as Federal and state regulations and laws specifically governing dairy farming and specifically the production, processing, distribution, and sale of cheese. These regulations typically cover aspects such as hygiene, ingredient standards, labeling requirements, and production practices. These laws and government regulations cover issues related to environmental sustainability and animal welfare in cheese production and include guidelines for responsible farming practices, waste management, and the humane treatment of animals involved in the production of dairy products.

Transfer Agent

We have engaged Colonial Stock Transfer as our transfer agent.

Bankruptcy, Receivership, Etc.

Not applicable.

Legal Proceedings

We are not aware of any pending or threatened legal proceedings in which we are involved.

Reclassification, Merger, Consolidation, Etc.

Not applicable.

DESCRIPTION OF PROPERTY

The Company does not currently own any real property. However, we have submitted an offer to purchase property in Bowdle, South Dakota for a purchase price of $900,000.00, which we intend to purchase with offering proceeds. The offer is non-binding until we have raised sufficient proceeds from this offering. The property is geographically located in the NW corner of 138th St and 321st Ave. The property includes approximately 160 acres of improved farm ground with a waterway running from the middle on the north to the west corner on the south. The offer is attached as Exhibit 6.2. There is no guarantee that our offer will be accepted or that we will be able to close on the Property.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company was formed on June 24, 2023 in the State of South Dakota as a for-profit corporation. The Company has not begun operations but is in the development stage. It has to date formulated its business plan and prepared for this offering.

Results of Operations for Initial Period Ended December 31, 2023

We have not generated any revenues as of the date of this offering circular. We do not intend to generate revenues for at least one to two years after raising sufficient funds in this offering to begin operations.

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Liquidity and Capital Resources

As of December 31, 2023, the Company has $356,097 in cash from investor promissory notes. We will be reliant on funds raised from this offering to capitalize our needs, as well as from other loans and grants discussed in “Description of Business,” until we are able to generate sufficient revenues, which is not expected for at least two years from when we start operations.

The Company currently has no agreements, arrangements, or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. The Company believes that the proceeds raised in this Regulation A offering will be sufficient to fund its operations and implement its business plan over at the next 12 months; provided that, it receives the loan and grant monies detailed in “Description of Business.”

We currently have no commitments with any person for any capital expenditures.

We have no off-balance sheet arrangements.

Plan of Operations

For the first 12 months of operations, the Company intends to select and acquire the location for the first farm facility. We also plan to meet with regulators and other permitting agencies and zoning authorities to review which permits will be required and we will prepare plans for a tax increment financing application (tax incentive program) and construction. We will also begin site preparations including infrastructure and road plans and create gravel roads providing access to and around the site. Lastly, we will send out bid specifications for the site and coordinate bidding.

Trend information

As the Company is in its development stage and has no significant or material operations, there are no significant recent trends in production, sales and inventory, the state of the order book and costs and selling prices to report. The Company does intend to apply for financing programs (VAFA & SDDA) through the State of South Dakota which may provide up to approximately $25 million to the Company, and the Company will also be seeking financing to cover expenses not covered by funds raised in this offering and the aforementioned financing programs. Both the state financing programs and debt financing ultimately secured by the Company will affect the Company’s capital resources in the future and are uncertain at this time.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Our board of directors is elected annually by our shareholders. The board of directors elects our executive officers annually. Our directors and executive officers as of the date of this offering circular are as follows:

Name	Position	Age	Term of Office	Expected Hours
William Tooley	CEO, President, Secretary, Chief Financial Officer (Treasurer), Director	82	June 2023-Present	Full Time

William Tooley

Mr. Tooley possesses over thirty-five years’ experience in strategic research and consulting for clients including Fortune 500 companies across industries including agriculture, food, banking, automotive and health care as well as government agencies and NGO’s in the US and Canada.

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A pioneer in innovative development, Mr. Tooley undertook Ph.D. work in Strategic Planning Studies at the University of Toronto. A broad-based interdisciplinary background includes psychology, sociology, anthropology, linguistics, communication theory (under Marshall McLuhan), economics and management as well as philosophy, theology, and cross-cultural studies. Mr. Tooley has brought understanding of these fields to bear on significant changes in agriculture for major agricultural companies and farm organizations over the past 35 years.

Mr. Tooley gained initial agricultural experience while consulting together with T.J. Tooley, of Clintonville WI, president of Ag systems International during four years from 1977-1980. This $250 million Canadian AID project was one of the largest standalone agricultural developments at that time. The project introduced the first ever, large scale, innovative dairy production and central milk processing system designed for an entire Country, Cameroon West Africa. The project was completely enviro-friendly with everything recycled, including the water. Unfortunately, the project was interrupted by regime change just prior to installation.

Mr. Tooley’s five work history is as follows:

Nov 2009 – Present Founder and President

The eXpert Company, Inc., Plymouth MA

The eXpert Company, founded in 1993, re-organized in 2009 to promote development and sale of highly efficient, newly patented lagoon circulator technology for agriculture, providing farmers with a new manure management methods and tools to transform their environmental footprint, enhance farm sustainability and increase profitability in the face of impending new environmental regulations. EnviroCirc started in 2014 as the service arm of eXpert to design systems that deliver new, sustainable environmental technologies by working in partnership with farmers interested in transitioning to organic production – at scale.

Aug 1996 – Present Principal Investigator

THULE Group of Consultants, Ltd., dba SARC - Platte, SD

THULE represents a network of independent consultants operating internationally to help improve the business effectiveness and profitability of agriculture and rural development with strong emphasis on sustainable farming, and nutrient dense food production. THULE comprise an inter-disciplinary team and brings a full complement of strategic consulting support to business as needed. THULE’s main business consists of research and consultancy on Ag economic improvement including strategic innovation, business planning and finance as well as permitting and public acceptance of new rural business developments.

Oct 1985 – Aug 1996 President

Integrated Marketing Resource (IMR) Systems, Inc – Des Moines, IA

Conducted custom projects for a wide range of major corporations nationwide and in Canada. IMR developed ISOCODERtm and AIMStm proprietary new computer technologies for advanced qualitative research, textual analysis, new product development and in-depth market exploration. IMR also provided advanced quantitative analysis for product image assessment and conjoint preference research to determine prospective market segment response to new products and designs in complex and rapidly changing markets.

Education/Teaching

Sept 1967 – May 1968

Assistant Professor

Seton Hall University - South Orange, NJ

Presented Seton Hall’s first ever course in Catholic Dogmatic Theology taught by a non-clerical professor. Examined firsthand the 1967 interracial conflicts in American cities. The course examined the effects of urban stress and violent inter-racial confrontations on human relationships and communities.

●	Ph.D. Studies in Strategic Planning, U of Toronto, Canada – 1969 to 1973
●	M.A. Theology, St. Michaels College, University of Toronto 1964 to 1968
●	Interim Teaching, St Rita’s School, Milwaukee WI 1963 – 1964
●	Graduate Studies, St. Mary’s Univ., Baltimore, MD - 1962 - 1963
●	B.A. cum laude, Philosophy and Education, St. Mary’s Univ., Baltimore, MD - 1962
●	Centro de Formation Intercultural, Cuernavaca, Mexico. Summer 1962

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Board Committees

We have not established an audit committee, compensation committee, or nominating committee.

Family Relationships

There are no familial relationships between any of our officers and directors.

Director or Officer Involvement in Certain Legal Proceedings

No officer, director, or persons nominated for such positions, promoter, control person or significant employee has been involved in the last ten years in any of the following:

●	Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time,

●	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses),

●	Being subject to any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities,

●	Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

●	Having any government agency, administrative agency, or administrative court imposes an administrative finding, order, decree, or sanction against them as a result of their involvement in any type of business, securities, or banking activity.

●	Being the subject of a pending administrative proceeding related to their involvement in any type of business, securities, or banking activity.

●	Administrative proceedings related to their involvement in any type of business, securities, or banking activity.

Code of Ethics

We have not adopted a Code of Ethics.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company’s sole officer and director, William Tooley, has not received any compensation as of the date of this offering circular. The Company intends to enter into an employment agreement with Mr. Tooley, whereby he will be entitled to receive a salary which will be set by our board of directors, which currently consists of just Mr. Tooley.

Equity Incentive Plan

We have not adopted an equity incentive plan but intend to do so in the future. It is anticipated that we will reserve approximately 10% of our authorized stock for issuance under such plan.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth the ownership, as of the date of May 30, 2024, of our common stock by each person known by us to be the beneficial owner of more than 10% of any class of our outstanding voting stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control.

As of May 30, 2024, there are 125,000,000 shares of common stock outstanding, for a total of 125,000,000 votes eligible to be cast in any Company vote.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities.

Except as otherwise indicated and under applicable community property laws, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown.

Title of Class	Name of Beneficial Ownership	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class

Common stock	William Tooley	125,000,000	0	100%

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company’s officers and directors and their Affiliates may act in a similar capacity for or be an investor in other business entities engaged in making similar investments to those contemplated to be made by the Company or may raise investment funds for other investors, companies, partnerships, or entities that may compete with the Company. To the extent their time is required on these business and management activities, they may not be available to be involved in the day-to-day monitoring of the Company’s operations.

Payments to the officers, directors and their affiliates for services rendered to the Company have not been and will not be determined by arm’s length negotiations. The Company may engage affiliates of the Company’s management and Board of Directors to provide services to the Company, which services will be paid at rates the Board of Directors believes to be in accordance with market standards.

Attorneys, accountants, and/or other professionals representing the Company may also serve as counsel or agent to the officers and directors of the Company or their Affiliates. As a result, conflicts may arise, and if those conflicts cannot be resolved or the consent of the respective parties cannot be obtained to the continuation of the multiple representations after full disclosure of any such conflict, such counsel will withdraw from representing one or more of the conflicting interests with respect to the specific matter involved.

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Related Party Transactions

The Company intends to acquire approximately 108 circulators priced at $19,500 each from The Expert Company, Inc., a Wisconsin corporation (“EC”) which is wholly owned by our CEO, William Tooley. The circulators are used for liquid composting. The price is based upon a third-party sale of the circulators and will be evidenced by a contract which will include a warranty. No contract has been entered into as of the date of this offering circular. In the case that EC is unable to fulfill orders if something happens to Mr. Tooley, it has an arrangement with a third party (the manufacturer of the equipment) who will continue to fulfill any orders.

William Tooley has advanced approximately $59,403.18 as of December 20, 2023 through The Thule Group of Consultants, Ltd, a Wisconsin corporation, to cover Company expenses related to this offering and initial Company expenses and anticipates advancing approximately $161,250.00 through the first quarter of 2024, for which he will be reimbursed by funds raised in this offering. However, the exact amount which will be reimbursed is unknown and may be larger or greater than this estimate.

The Company sold an aggregate of 125,000,000 common shares to the Company’s sole officer and director, William Tooley, for a price of $0.00001 per Share See “Security Ownership of Management And Certain Securityholders.” 15,000,000 Shares were issued to Mr. Tooley upon formation of the Company and the remaining 110,000,000 Shares were issued on or around January 15, 2024 when the Company authorized additional Shares for issuance.

SECURITIES BEING OFFERED

The following description is a summary of the material rights of shareholders. Shareholder rights are dictated via the Company’s Articles of Incorporation and Bylaws. Each of the foregoing documents has been filed as an exhibit to this offering circular and the following summary is subject to, and qualified in its entirety by, the applicable documents.

Capitalization

The Company is authorized to issue 500,000,000 Shares of common stock and 50,000,000 shares of preferred stock, subject to designation of the preferred stock by the Company’s board of directors. As of the date of this Regulation A offering circular, 125,000,00 Shares are outstanding and were issued to the Company’s CEO, William Tooley.

Each Share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. Shareholders may take action by written consent. Voting for directors will be cumulative pursuant to its state constitution.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. We have not paid any dividends to common stockholders since our inception, and we presently anticipate that all earnings, if any, will be retained for the development of our business. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Holders of our common stock have no pre-emptive rights or other subscription rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all our debts and other liabilities.

Convertible Securities

The Company has issued sixteen promissory notes to investors, totaling approximately $436,500.00. The notes accrue interest at a rate of 1% per month and have no set maturity date, but rather, will be paid when the Company determines that there are sufficient funds to repay the notes. The duration of lending will be kept as brief as possible. After the project is successful and the loan is repaid, the lender will be given the opportunity to purchase Shares of the Company up to the principal amount of its original loan at a 50% discount from the price at which the stock is first offered pursuant to this offering.

Disclosure of commission position on indemnification for securities liabilities

The Company’s Bylaws, subject to the provisions of South Dakota Law, contain provisions which allow the corporation to indemnify its officers and directors against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to the Company if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, may be unenforceable.

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RETIREMENT TRUSTS AND OTHER BENEFIT PLAN INVESTORS

Each respective investor that is an employee benefit plan or trust (an “ERISA Plan”) within the meaning of, and subject to, the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), or an individual retirement account (“IRA”) or Keogh Plan subject to the Internal Revenue Code, should consider the matters described below in determining whether to invest in the Company.

In addition, ERISA Plan fiduciaries must give appropriate consideration to, among other things, the role that an investment in the Company plays in such ERISA Plan’s portfolio, taking into consideration (i) whether the investment is reasonably designed to further the ERISA Plan’s purposes, (ii) an examination of the risk and return factors, (iii) the portfolio’s composition with regard to diversification, (iv) the liquidity and current return of the total portfolio relative to the ERISA Plan’s objectives and (v) the limited right of investors to withdraw all or any part of their capital accounts or to transfer their interests in the Company.

If the assets of the Company were regarded as “plan assets” of an ERISA Plan, an IRA, or a Keogh Plan, the management of the Company would be a “fiduciary” (as defined in ERISA) with respect to such plans and would be subject to the obligations and liabilities imposed on fiduciaries by ERISA. Moreover, other various requirements of ERISA would also be imposed on the Company. In particular, any rule restricting transactions with “parties in interest” and any rule prohibiting transactions involving conflicts of interest on the part of fiduciaries would be imposed on the Company which may result in a violation of ERISA unless the Company obtained an appropriate exemption from the Department of Labor allowing the Company to conduct its operations as described herein.

Regulations adopted by the Department of Labor (the “Plan Regulations”) provides that when a Plan invests in another entity, the Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established that, among other exceptions, the equity participation in the entity by “benefit plan investors” is not “significant.” The Pension Protection Act of 2006 amended the definition of “benefit plan investors” to include only plans and plan asset entities (i.e., entities that are themselves deemed to hold plan assets by virtue of investments in them by plans) that are subject to part 4 of Title I of ERISA or section 4975 of the Internal Revenue Code. This new definition excludes governmental, church, and foreign benefit plans from consideration as benefit plan investors.

Under the Plan Regulations, participation by benefit plan investors is “significant” on any date if, immediately after the last acquisition, 25% or more of the value of any class of equity interests in the entity is held by benefit plan investors. The Company intends to limit the participation in the Company by benefit plan investors to the extent necessary so that participation by benefit plan investors will not be “significant” within the meaning of the Plan Regulations. Therefore, it is not expected that the Company assets will constitute “plan assets” of plans that acquire interests.

It is the current intent of the Company to limit the aggregate investment by benefit plan investors to less than 25% of the value of the equity interests so that equity participation of benefit plan investors will not be considered “significant.” The Company reserves the right, however, to waive the 25% limitation.

ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF INDIVIDUAL RETIREMENT ACCOUNTS OR OTHER EMPLOYEE BENEFIT PLANS IS IN NO RESPECT A REPRESENTATION BY THE COMPANY OR ITS OFFICERS, DIRECTORS, OR ANY OTHER PARTY THAT THIS INVESTMENT MEETS ALL RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF SUCH AN INVESTMENT IN LIGHT OF THE CIRCUMSTANCES OF THAT PARTICULAR PLAN AND CURRENT TAX LAW.

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EXPERTS

Our financial statements for the initial period from inception (June 24, 2023) to December 31, 2023, included in this offering circular, have been audited by Genske, Mulder & Co., LLP as stated in its report appearing herein. Such financial statements have been included in reliance upon the report of such firm given upon its authority as an expert in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC an offering statement on Form 1-A under the Securities Act with respect to the interests offered by this offering circular. This offering circular does not contain all of the information included in the offering statement, portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and the interests to be sold in this offering, you should refer to the offering statement and its exhibits. Whenever we make reference in this offering circular to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the offering statement for copies of the actual contract, agreement or other document filed as an exhibit to the offering statement or such other document, each such statement being qualified in all respects by such reference. Upon the qualification of this offering, we will be subject to the informational requirements of Tier 2 of Regulation A and will be required to file annual reports, semi-annual reports, current reports and other information with the SEC. We anticipate making these documents publicly available, free of charge, on our website as soon as reasonably practicable after filing such documents with the SEC.

You can read the offering statement and our future filings with the SEC over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We will answer inquiries from potential investors concerning the interests of the Company and other matters relating to the offer and sale of the Shares under this offering circular. We will afford the potential investors the opportunity to obtain any additional information to the extent we possess such information or can acquire such information without unreasonable effort or expense that is necessary to verify the information in this offering circular.

Requests and inquiries regarding this offering circular should be directed to:

Enviro.Farm Systems Inc

18 Grant Street, Plymouth, MA 02360

Email: info.enviro.farm@gmail.com

Registrant’s telephone number, including area code: (605) 838-0103

Registrant’s website: http://www.enviro.farm

We will provide the requested information to the extent that we possess such information or can acquire it without unreasonable effort or expense.

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FINANCIAL STATEMENTS

3187 RED HILL AVE. #110, COSTA MESA, CALIFORNIA 92626

TEL: 949-650-9580 | FAX 949-650-9585

www.genskemulder.com

INDEPENDENT ACCOUNTANT’S AUDIT REPORT

To the Stockholders of

Enviro.Farm Systems Inc

18 Grant Street

Plymouth, MA 02360

Opinion

We have audited the accompanying financial statements of Enviro.Farm Systems Inc (a South Dakota corporation), which comprise the balance sheet as of December 31, 2023, and the related statements of operations and stockholders’ deficit, and cash flows for the initial period from June 24, 2023 (date of inception) to December 31, 2023, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enviro.Farm Systems Inc as of December 31, 2023, and the results of its operations and its cash flows for the initial period from June 24, 2023 (date of inception) to December 31, 2023 accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Enviro.Farm Systems Inc and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Enviro.Farm Systems Inc’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Misstatements are considered material if there is a substantial likelihood that, individually or in aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Enviro.Farm System Inc’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Enviro.Farm System Inc’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

May 21, 2024

Genske, Mulder & Co., LLP

GENSKE, MULDER & CO., LLP

Certified Public Accountants

Costa Mesa, California

F-1

ENVIRO.FARM SYSTEMS INC

BALANCE SHEET DECEMBER 31, 2023

ASSETS
ASSETS
Cash	$356,097
Total Assets	$356,097

LIABILITIES AND STOCKHOLDERS’ DEFICIT
LIABILITIES
Investor notes payable	$436,500
Accrued interest on investor notes	23,440
Total Liabilities	459,940

STOCKHOLDERS’ DEFICIT
Common stock; 15,000,000 shares authorized; no shares issued	-
Accumulated deficit	(103,843)

Total Stockholders’ Deficit	(103,843)
Total Liabilities and Stockholders’ Deficit	$356,097

F-2

ENVIRO.FARM SYSTEMS INC

STATEMENT OF OPERATIONS AND STOCKHOLDERS’ DEFICIT

INITIAL PERIOD FROM JUNE 24, 2023 (DATE OF INCEPTION) TO

DECEMBER 31, 2023

REVENUE	$-

OPERATING EXPENSES

Accounting	7,500
Consulting	32,000
Legal	22,000
Marketing	10,000
Office	758
Project development	8,145

Total operating expenses	80,403

Net loss from operations	(80,403)

OTHER EXPENSE
Interest expense	23,440

Net loss	(103,843)
ACCUMULATED DEFICIT:
Beginning	-

Ending	$(103,843)

F-3

ENVIRO.FARM SYSTEMS INC

STATEMENT OF CASH FLOWS

INITIAL PERIOD FROM JUNE 24, 2023 (DATE OF INCEPTION) TO DECEMBER 31, 2023

CASH FLOW FROM OPERATING
ACTIVITIES Net loss	$(103,843)
Adjustments to reconcile net loss to net cash used by operating activities Change in:

Accrued interest on investor notes	23,440

Net cash used by operating activities	(80,403)

CASH FLOW FROM FINANCING ACTIVITIES:
Issuance of investor notes payable	436,500

Net change in cash	356,097

CASH
Beginning	-
Ending	$356,097

SUPPLEMENTAL CASH FLOW
INFORMATION Cash paid for interest	$-

F-4

ENVIRO.FARM SYSTEMS INC

NOTES TO FINANCIAL STATEMENT

INITIAL PERIOD FROM JUNE 24, 2023 (DATE OF INCEPTION)
TO DECEMBER 31, 2023

NOTE A – NATURE OF OPERATIONS

Enviro.Farm Systems Inc (the Company), incorporated in South Dakota in June 2023, intends to build and operate a cheese processing plant near Bowdle, South Dakota. Management believes there is a need for such a facility to support dairy production in the central United States.

The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of the plant processing facilities, the need for additional capital or financing, competition, dependence on key individuals, and risks associated with changes in the industry and economy.

The Company’s financial statements have been prepared on the going-concern basis, which assumes the realization of assets and satisfaction of liabilities in the normal course of business.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). The current reporting period is for the initial period from June 24, 2023 (date of inception) to December 31, 2023. The Company’s normal reporting period is for the calendar year ending December 31.

Use of Estimates – The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statement; therefore, actual results could differ from those estimates.

Fair Value Measurements – Fair value accounting is applied for all assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company follows the established framework for measuring fair value.

NOTE C – CASH

The Company maintains its cash balances in one financial institution. The deposits are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the deposits may exceed this amount. Management does not believe it is subject to significant risk related to these deposits.

NOTE D – INVESTOR NOTES PAYABLE

The Company solicited private funding to finance startup costs. These notes payable accrue interest at 1% per month (not compounded), beginning with the date the funds are deposited in the Company’s account. The notes, including accrued interest, are due when funds become available, as determined by the Company.

NOTE E – STOCKHOLDERS’ DEFICIT

At December 31, 2023, the Company had 15,000,000 shares of common stock authorized and available to issue. See Note F.

NOTE F – SUBSEQUENT EVENTS

Subsequent to year end, the Board of Directors resolved to amend the Company’s Certification of Incorporation to increase the amount of authorized common stock to 500,000,000 shares, 125,000,000 of which are to be issued to the Company’s founder for services rendered. The Board Resolution also authorized 50,000,000 shares of preferred stock, to be designated at a later date.

The Company evaluated subsequent events from December 31, 2023, the date of this financial statements, through May 21, 2024, which represents the date the financial statements were available for issuance, for events requiring recording or disclosure in the financial statements for the initial period from June 24, 2023 to December 31, 2023. The Company concluded that no other events have occurred that would require recognition or disclosure in the financial statements.

F-5